[AIG Letterhead]
November 21, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549

Re:	American International Group, Inc. Form 10-Q for the Fiscal Quarter Ended June 30, 2008 File No. 1-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated October 2, 2008 and thank you for your comments concerning American International Group, Inc.’s (AIG) captioned filings. This letter sets forth AIG’s responses to each of the Staff’s comments contained in your letter. This letter and the attachment also set forth AIG’s responses to the items discussed with various members of the Staff of the Commission on Friday, November 7, 2008 regarding American International Group, Inc.’s captioned filings.
AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
As disclosed in Note 11 to the Consolidated Financial Statements “Subsequent Events”, AIG and the Federal Reserve Bank of New York (NY Fed) expect to establish a facility in which a newly formed limited liability company (the CDO LLC) will offer to purchase collateralized debt obligations (CDOs) from the counterparties, who will concurrently with such purchase terminate the related credit default swaps. AIG Financial Products Corp. and AIG Trading Group Inc. and their respective subsidiaries (AIGFP) and the NY Fed have begun negotiating the terminations; depending on the level of counterparty participation, on the closing date, the NY Fed will advance up to $30 billion and AIG will advance $5 billion to the CDO LLC to fund the purchase price of such CDOs. Separately, AIG will pay the costs associated with the unwind of the related credit default swaps (CDSs) and so will bear the risk of declines in the market value of the CDOs through October 31, 2008. After the closing date, AIGFP will not be subject to any further collateral calls related to the terminated CDSs.
Upon closing this transaction will remove much of the uncertainty surrounding the super senior credit default swap portfolio by limiting AIG’s exposure to the multi-sector credit default swap portfolio. If this transaction closes as expected during the fourth quarter, AIG will reconsider its future disclosures with respect to the super senior credit default swap portfolio and may determine that certain of the disclosures are unnecessary.
We have repeated your questions below to facilitate your review.
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Critical Accounting Estimates
AIGFP’s Super Senior Credit Default Swap Portfolio, page 49
1.	Please revise your disclosure to address the points below for each asset class, or subset of asset class, to the extent material. Our primary objective is to facilitate investors’ understanding of the risks inherent in your credit default swap portfolio, as well as the effects that this portfolio has had and may be expected to have on the Company’s financial position, liquidity and operating results. We believe that modifying the disclosure you proposed in your September 16th letter to address these points may help to achieve these objectives. However, we recognize that the Company’s management is in the best position to determine the disclosures necessary to achieve these objectives. Therefore, we encourage you to consider and advise us whether different or incremental disclosure would best achieve these objectives.
•	Describe more specifically the terms of all material defined credit events and collateral posting requirements in your credit default swap contracts, as well as the events and conditions that trigger them. (A)

•	For multi-sector CDOs, quantify the notional amounts and the nature and type of the underlying securities as a percentage of the notional amounts, such as residential mortgage backed securities (i.e. prime, sub-prime, and Alt-A), commercial mortgage backed securities, corporate, and other CDO’s. Also, disclose information about credit ratings and vintage. Please link this data to the derivative asset or liability recorded on the balance sheet. (B)

•	For contracts where collateral obligations have been or are reasonably likely to be triggered, present data quantifying and describing the collateral you have posted at the balance sheet date, the reasonably likely amounts of collateral that you could be required to post, and the maximum amount of collateral that you would be required to post. For the reasonably likely additional amounts of collateral, please address why such amounts are reasonably likely in the context of the contractual trigger that would require additional collateral to be posted. Please link this data to the derivative asset or liability recorded on the balance sheet. (C)

•	For contracts where a payment obligation has been or is reasonably likely to be triggered, present data quantifying and describing the amounts due and the timing of those amounts. For payment obligations that have been incurred, please state where the payment obligations are recorded on the balance sheet. (D)

•	Present quantified data that helps facilitate an understanding of the amount of additional defaults that would need to occur before you would be required to either make payments or post collateral, and your analysis of the likelihood of such events occurring. For example, consider presenting data depicting the original level of subordination below the super senior risk layer, the current level of subordination, and the effect and expected effects of any deterioration on your liquidity. Please link this data to the derivative asset or liability recorded on the balance sheet. (E)
AIG Response:

For the convenience of the Staff, we have labeled the subparts of comment 1 and respond as follows.
A.	Describe more specifically the terms of all material defined credit events and collateral posting requirements in your credit default swap contracts, as well as the events and conditions that trigger them.

In response to the Staff’s comment, AIG has included additional disclosure on pages 114 to 120 of its Form 10-Q for the quarterly period ended September 30, 2008, to describe more specifically the terms of all material defined credit events and collateral posting requirements in AIGFP’s credit default swap contracts, as well as the events and conditions that trigger them, as follows:
General Contractual Terms

AIGFP entered into credit default swap and other credit derivative transactions (collectively, CDS) in the ordinary course of its business. In the majority of AIGFP’s credit derivatives transactions, AIGFP sold credit protection on a designated portfolio of loans or debt securities. Generally, AIGFP provides such credit protection on a “second loss” basis, meaning that AIGFP will incur credit losses only after a shortfall of principal and/or interest, or other credit events, in respect of the protected loans and debt securities, exceed a specified threshold amount or level of “first loss.”

Typically, the credit risk associated with a designated portfolio of loans or securities has been tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. At origination, there is usually an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers ranging from generally a BBB-rated layer to one or more AAA-rated layers. A significant majority of transactions that are rated by rating agencies have risk layers or tranches that were rated AAA at origination and are immediately junior to the threshold level above which AIGFP’s payment obligation would generally arise. In transactions that were not rated, AIGFP applied equivalent risk criteria for setting the threshold level for its payment obligations. Therefore, the risk layer assumed by AIGFP with respect to the designated portfolio of loans or securities in these transactions is often called the “super senior” risk layer, defined as a layer of credit risk senior to one or more risk layers that have been rated AAA by the credit rating agencies, or if the transaction is not rated, structured to the equivalent thereto.

The following graphic represents a typical structure of a transaction including the super senior risk layer:
Regulatory Capital Portfolio

Approximately $250 billion (consisting of corporate loans and prime residential mortgages) of the $377 billion in net notional exposure of AIGFP’s super senior credit default swap portfolio as of September 30, 2008 represented derivatives written for financial institutions, principally in Europe, for the purpose of providing regulatory capital relief rather than risk mitigation. In exchange for a periodic fee, the counterparties receive credit protection with respect to diversified loan portfolios they own, thus improving their regulatory capital position. These transactions generally provide for cash settlement (see Triggers and Settlement Alternatives below); however, AIGFP does not expect to be required to make payments under these contracts during their estimated life as these transactions are generally expected to terminate at no additional cost to AIGFP when the transactions no longer provide such regulatory capital benefit. See Regulatory Models and Modeling — Regulatory Capital Portfolio.

Arbitrage Portfolio

Approximately $122 billion of the $377 billion in net notional exposure on AIGFP’s super senior credit default swaps as of September 30, 2008 are arbitrage-motivated transactions written on multi-sector CDOs or designated pools of investment grade corporate debt or CLOs. While certain credit default swaps written on corporate debt and multi-sector CDOs provide for cash settlement, the large majority of the AIGFP credit default swaps written on multi-sector CDOs and CLOs require physical settlement (see Triggers and Settlement Alternatives below).

The most significant portfolio, in terms of unrealized market valuation losses, is the super senior multi-sector CDO credit default swap portfolio.

At September 30, 2008, the gross transaction notional amount of the multi-sector CDOs on which AIGFP wrote protection on the super senior tranche, subordination below the super senior risk layer and AIGFP net notional exposure were as follows:

				Fair Value
	Gross	Subordination		of Derivative
	Transaction	Below Super	Net	Liability at
	Notional	Senior	Notional	September 30,
(in millions)	Amount(a)	Risk Layer	Amount(b)	2008

High grade with sub-prime collateral	$50,582	$9,751	$40,831	$18,201
High grade with no sub-prime collateral	30,284	14,581	15,703	4,195

Total high grade(c)	80,866	24,332	56,534	22,396

Mezzanine with sub-prime	25,888	11,575	14,313	7,487
Mezzanine with no sub-prime	1,698	901	797	324

Total mezzanine(d)	27,586	12,476	15,110	7,811

Total	$108,452	$36,808	$71,644	$30,207

(a)	Total outstanding principal amount of securities held by a CDO.

(b)	Notional size on which AIGFP wrote credit protection.

(c)	“High grade” refers to transactions in which the underlying collateral credit ratings on a stand-alone basis were predominantly AA or higher at origination.

(d)	“Mezzanine” refers to transactions in which the underlying collateral credit ratings on a stand-alone basis were predominantly A or lower at origination.
At September 30, 2008, the gross notional amount, percentage of the total CDO collateral pools, and ratings and vintage breakdown of collateral securities in the multi-sector CDOs, by ABS category, were as follows:

(dollars in millions)
ABS	Gross Transaction	Percent	RATINGS BREAKDOWN							VINTAGE
Category	Notional Amount	of Total	AAA	AA	A	BBB	BB	<BB	NR	2008	2007	2006	2005	2004+P

RMBS PRIME	$12,280	11.33%	8.13%	0.97%	0.88%	0.68%	0.17%	0.49%	0.01%	0.08%	2.39%	2.37%	3.36%	3.13%

RMBS ALT-A	17,086	15.75%	6.99%	2.48%	1.87%	1.34%	0.78%	2.29%	0.00%	0.16%	1.40%	3.41%	7.92%	2.86%

RMBS SUBPRIME	40,262	37.12%	2.07%	8.11%	5.56%	5.05%	3.44%	12.89%	0.00%	0.01%	2.48%	2.61%	20.55%	11.47%

CMBS	23,271	21.46%	15.88%	0.99%	1.25%	2.38%	0.51%	0.12%	0.33%	0.08%	5.73%	3.55%	2.77%	9.33%

CDO	10,196	9.40%	1.27%	1.61%	1.37%	1.04%	0.66%	3.41%	0.04%	0.00%	0.32%	1.12%	3.20%	4.76%

OTHER	5,357	4.94%	1.18%	1.06%	1.38%	1.23%	0.02%	0.06%	0.01%	0.12%	0.24%	0.86%	1.46%	2.26%

Total	$108,452	100.00%	35.52%	15.22%	12.31%	11.72%	5.58%	19.26%	0.39%	0.45%	12.56%	13.92%	39.26%	33.81%

Triggers and Settlement Alternatives
CDS transactions entered into by counterparties for regulatory capital purposes, together with a number of arbitrage transactions (comprising approximately $47 billion or 38.6 percent of the net notional amount for the arbitrage portfolio at September 30, 2008), have cash-settled structures (see Cash Settlement below) in respect of a basket of reference obligations, where AIGFP’s payment obligations may be triggered by payment shortfalls, bankruptcy and certain other events such as write-downs of the value of underlying assets as further described below. By contrast, under the large majority of CDS transactions in respect of multi-sector CDOs (comprising approximately $57 billion or 46.5 percent of the net notional amount for the arbitrage portfolio at September 30, 2008) AIGFP’s payment obligations are triggered by the occurrence of a non-payment event under a single reference CDO security, and performance is limited to a single payment by AIGFP in return for physical delivery by the counterparty of the reference security. See Physical Settlement below. A number of CDS transactions in respect of CLOs have similar settlement mechanisms. In addition, the arbitrage portfolio includes transactions with a net notional amount of $4.9 billion that allow holders to put securities to AIGFP at par in the event of a failed remarketing of the referenced security. AIGFP cannot currently determine if and when it may be required to perform its obligations in the future including the timing of any future triggering events or the amount of any additional purchases, individually or in the aggregate, that might be required.
Physical Settlement. For CDS transactions requiring physical settlement, AIGFP is required to pay unpaid principal and accrued interest for the relevant reference obligation in return for physical delivery of such reference obligation by the CDS buyer upon the occurrence of a credit event. After purchasing the reference obligation, AIGFP may sell the security and recover all or a portion of the purchase price paid under the CDS, or hold such security and be entitled to receive subsequent collections of principal and interest. There can be no assurance that the satisfaction of these obligations by AIGFP will not have a material effect on AIG’s liquidity. AIGFP generally is required to settle such a transaction only if the following conditions are satisfied:
• A “Credit Event” (as defined in the relevant CDS transaction confirmation) must have occurred. In all CDS transactions subject to physical settlement, “Failure to Pay” is specified as a Credit Event and is generally triggered if there is a failure by the issuer under the related CDO to make a payment under the reference obligation (after the expiration of any applicable grace period and, in certain transactions, subject to a nominal non-payment threshold having been met).
In addition, certain of the AIGFP CDSs, with an aggregate net notional amount totaling $7.7 billion, provide credit protection in respect of CDOs that require minimum amounts of collateral to be maintained to support the CDO debt, where the value of such collateral is affected by among other things the ratings of the securities and other obligations comprising such collateral. In the event that the issuer of such a CDO fails to maintain the minimum levels of collateral, an event of default would occur, triggering a right by a specified controlling class of CDO note holders to accelerate the payment of principal and interest on the protected reference obligations. Under certain of the CDSs, upon acceleration of the reference obligations underlying a CDS, AIGFP may be required to purchase such reference obligations for a purchase price equal to unpaid principal and accrued interest of the CDO in settlement of the CDS. As a result of this over-collaterization feature of these CDOs, AIGFP potentially may be required to purchase such CDO securities in settlement of the related CDS sooner than it would be required to if such CDOs did not have an over-collaterization feature. As of November 5, 2008, eight CDOs for which AIGFP had written credit protection on the super senior layer had experienced over-collaterization related events of default. One of these CDOs was accelerated in the second quarter of 2008, and AIGFP extinguished a portion of its CDS obligations by purchasing the protected CDO security for $103 million, which equaled the principal amount outstanding related to this CDS. AIGFP extinguished the remainder of its CDS obligations related to this CDO on November 6, 2008 by purchasing the protected CDO security for $59 million, which equaled the remaining principal amount of this CDO security subject to CDS protection. AIGFP’s remaining CDS net notional exposure with respect to CDOs that have experienced over-collateralization events of default was $2.4 billion at November 5, 2008. While AIGFP believes that these defaulted transactions are most likely to result in a payment by

AIGFP, AIG cannot estimate the timing of any required payments since the timing of a Credit Event may be outside of AIGFP’s control.
In addition, certain of AIGFP’s CDSs provide credit protection in respect of CDOs that provide if the CDO issuer fails to pay amounts due on classes of CDO securities that rank pari passu with or subordinate to such referenced obligations, an event of default would occur, triggering a right by a specified controlling class of CDO noteholders to accelerate the payment of principal and interest on the protected reference obligations. As in the case of CDOs with the over-collateralization feature, the existence of such an acceleration feature potentially may result in AIGFP being required to purchase the super senior reference obligation in settlement of the related CDS sooner than would be required if such CDO did not have such acceleration feature.
•	The CDS buyer must deliver the reference obligation within a specified period, generally within 30 days. There is no payment obligation if delivery is not made within this period.

•	Upon completion of the physical delivery and payment by AIGFP, AIGFP would be the holder of the relevant reference obligation and have all rights associated with a holder of such securities.
Cash Settlement. Transactions requiring cash settlement (also known as “pay as you go”) are in respect of protected baskets of reference credits (which may also include single name CDSs in addition to securities and loans) rather than a single reference obligation as in the case of the physically-settled transactions described above. Under these credit default swaps:
•	Each time a “triggering event” occurs a “loss amount” is calculated. A triggering event is generally a failure by the relevant obligor to pay principal of or, in some cases, interest on one of the reference credits in the underlying protected basket. Triggering events may also include bankruptcy of reference credits, write-downs or postponements with respect to interest or to the principal amount of a reference credit payable at maturity. The determination of the loss amount is specific to each triggering event. It can represent the amount of a shortfall in ordinary course interest payments on the reference credit, a write-down in the interest on or principal of such reference credit or any amount postponed in respect thereof. It can also represent the difference between the notional or par amount of such reference credit and its market value, as determined by reference to market quotations.

•	Triggering events can occur multiple times, either as a result of continuing shortfalls in interest or write-downs or postponements on a single reference credit, or as a result of triggering events in respect of different reference credits included in a protected basket. In connection with each triggering event, AIGFP is required to make a cash payment to the buyer of protection under the related CDS only if the aggregate loss amounts calculated in respect of such triggering event and all prior triggering events exceed a specified threshold amount (reflecting AIGFP’s attachment point). In addition, AIGFP is typically entitled to receive amounts recovered, or deemed recovered, in respect of loss amounts resulting from triggering events caused by interest shortfalls, postponements or write-downs on reference credits.

•	To the extent that there are reimbursements received (actual or deemed) by the CDS buyer in respect of prior triggering events, AIGFP will be entitled to receive equivalent amounts from the counterparty to the extent AIGFP has previously made a related payment.
2a-7 Puts. Included in the multi-sector CDO portfolio are maturity-shortening puts with a net notional amount of $4.9 billion as of September 30, 2008 that allow the holders of the securities issued by certain CDOs to treat the securities as short-term eligible 2a-7 investments under the Investment Company Act of 1940 (2a-7 Puts). The general terms of these transactions differ from those referenced above. Holders of securities are required, in certain circumstances, to tender their securities to the issuers at par. If an issuer’s remarketing agent is unable to resell the securities so tendered, AIGFP must purchase the securities at par as long as the security has not experienced a payment default or certain bankruptcy events with respect to the issuer of such security have not occurred. During the nine-month period ended September 30, 2008, AIGFP repurchased securities with a principal amount of approximately $6.6 billion in connection with these obligations, of which $5.4 billion were funded using existing liquidity facilities. AIGFP repurchased securities with a principal amount of approximately $1.4 billion from September 30, 2008 to October 27, 2008, which were funded using existing liquidity facilities. AIGFP expects to repurchase within the next two years the majority of securities under the remaining 2a-7 Puts having a net notional exposure of $3.5 billion at October 27, 2008. In certain transactions, AIGFP has contracted with third parties to provide liquidity for the purchase of such securities if they are put to AIGFP for up to a three-year period. Such unused liquidity facilities totaled $1.7 billion at October 27, 2008. AIG expects to use these facilities to fund future purchases of these securities.

Termination Events. A majority of the super senior credit default swaps written on multi-sector CDOs provide the counterparties with an additional termination right once AIG’s rating level falls to BBB or Baa. At that level, counterparties have the right to terminate the transactions early. This aggregate net notional amount of such super senior credit default swaps written on multi-sector CDOs is approximately $47.8 billion as of October 27, 2008. If counterparties exercise this right, the contracts provide for the counterparties to be compensated for the cost to replace the trades, or an amount reasonably determined in good faith to estimate the losses the counterparties would incur as a result of the termination of the trades.

Many of the super senior credit default swaps written for regulatory capital relief, having a net notional amount of $130 billion, include triggers that require certain actions to be taken by AIG upon such a downgrade, which, if not taken, will give rise to a right of the counterparties to terminate the swaps. Such actions include posting collateral, transferring the swap or providing a guarantee from a more highly rated entity. Through October 27, 2008, AIGFP has elected to post collateral in such cases, and, as a result, the counterparty has not had the right to terminate the swaps.

Given the level of uncertainty in estimating both the number of counterparties who may elect to exercise their right to terminate and the payment that may be triggered in connection with any such exercise, AIG is unable to reasonably estimate the aggregate amount that it would be required to pay under the super senior credit default swaps in the event of any such downgrade.

Collateral

Most of AIGFP’s credit default swaps are subject to collateral posting provisions. These provisions differ among counterparties and asset classes. Although AIGFP has collateral posting obligations associated with both regulatory capital relief transactions and arbitrage transactions, the large majority of these obligations are associated with arbitrage transactions in respect of multi-sector CDOs.

The collateral arrangements in respect of the multi-sector CDO, regulatory capital and corporate arbitrage transactions are nearly all documented under a Credit Support Annex (CSA) to an International Swaps and Derivatives Association, Inc (ISDA) Master Agreement (Master Agreement). The Master Agreement and CSA forms are standardized form agreements published by the ISDA, which market participants have adopted as the primary contractual framework for various kinds of derivatives transactions, including CDS. The Master Agreement and CSA forms are designed to be customized by counterparties to accommodate their particular requirements for the anticipated types of swap transactions to be entered into. Elective provisions and modifications of the standard terms are negotiated in connection with the execution of these documents. The Master Agreement and CSA permit any provision contained in these documents to be further varied or overridden by the individual transaction confirmations, providing flexibility to tailor provisions to accommodate the requirements of any particular transaction. A CSA, if agreed by the parties to a Master Agreement, supplements and forms part of the Master Agreement and contains provisions (among others) for the valuation of the covered transactions, the delivery and release of collateral, the types of acceptable collateral, the grant of a security interest (in the case of a CSA governed by New York law) or the outright transfer of title (in the case in a CSA governed by English law) in the collateral that is posted, the calculation of the amount of collateral required, the valuation of the collateral provided, the timing of any collateral demand or return, dispute mechanisms, and various other rights, remedies and duties of the parties with respect to the collateral provided.

In general, each party has the right under a CSA to act as the “Valuation Agent” and initiate the calculation of the exposure of one party to the other (Exposure) in respect of transactions covered by the CSA. The valuation calculation may be performed daily, weekly or at some other interval, and the frequency is one of the terms negotiated at the time the CSA is signed. The definition of Exposure under a standard CSA is the amount that would be payable to one party by the other party upon a hypothetical termination of that transaction. This amount is determined, in most cases, by the Valuation Agent using its estimate of mid-market quotations (i.e., the average of hypothetical bid and ask quotations) of the amounts that would be paid for a replacement transaction. AIGFP determines Exposure typically by reference to the mark-to-market valuation of the relevant transaction produced by its systems and specialized models. Exposure amounts are typically determined for all transactions under a Master Agreement (unless the parties have specifically agreed to exclude certain transactions, not to apply the CSA or to set a specific transaction Exposure to zero). The aggregate Exposure less the value of collateral already held by the relevant party (and following application of certain thresholds) results in a net exposure amount (Delivery Amount). If this amount is a positive number, then the other party must deliver collateral with a value equal to the Delivery Amount. Under the standard CSA, the party not acting as Valuation Agent for any particular Exposure calculation may dispute the Valuation Agent’s calculation of the Delivery Amount. If the parties are unable to resolve this dispute, the terms of the standard CSA provide that the Valuation Agent is required to recalculate Exposure using, in substitution for the disputed Exposure amounts, the average of actual quotations at mid-market from four leading dealers in the relevant market.

Regulatory Capital Transactions

As of September 30, 2008, approximately 27 percent of AIGFP’s regulatory capital transactions (measured by net notional amount) were subject to a CSA. In other transactions, which represent approximately 39 percent of the total net notional amount of the outstanding regulatory capital transactions, AIGFP is obligated to put a CSA or alternative collateral arrangement in place if AIG’s ratings fall below certain levels (typically, AA-/Aa3). In light of the rating actions taken in respect of AIG on September 15, 2008, AIGFP has implemented a CSA or alternative collateral arrangement in a large majority of these transactions. In some cases, AIGFP may not reach agreement with a counterparty on the terms of a collateral arrangement, and as a result, the counterparty may be entitled to terminate the transaction. In general, each regulatory capital transaction is subject to a stand-alone Master Agreement or similar agreement, which means that aggregate Exposure for the given Master Agreement or similar agreement is calculated only with reference to a single transaction.

There are diverse mechanisms for calculating Exposure in these transactions. A small minority relies on the standard CSA approach described above under “Collateral”; the large majority uses a formula to calculate Exposure. In most cases, the formula is unique to that transaction or counterparty. These unique formulas typically depend on either credit ratings (including the ratings of AIG and, in some cases, the ratings of notes that have been issued with respect to different tranches of the transaction), rating agency expected loss models, or changes in spreads on identified credit indices (but do not depend on the value of any underlying reference obligations).

Arbitrage Portfolio — Multi-Sector CDOs

In the large majority of the CDS transactions in respect of multi-sector CDOs, the standard CSA provisions for the calculation of Exposure have been modified, with the Exposure amount determined pursuant to an agreed formula that is based on the difference between the net notional amount of such transaction and the market value of the relevant underlying CDO security, rather than the replacement value of the transaction. In cases where a formula is utilized, a transaction-specific threshold is generally factored into the calculation of Exposure, which reduces the amount of collateral required to be posted. These thresholds typically vary based on the credit ratings of AIG and/or the reference obligations, with greater posting obligations arising in the context of lower ratings. For the large majority of counterparties to these transactions, the Master Agreement and CSA cover non-CDS transactions (e.g., interest rate and cross currency swap transactions) as well as CDS transactions.

Arbitrage Portfolio — Corporate Debt/CLOs

Almost all of AIGFP’s corporate arbitrage transactions are subject to CSAs. Approximately 47 percent (measured by net notional amount) of these transactions contain no special collateral posting provisions, but are subject to a Master Agreement that includes a CSA. These transactions are treated the same as other trades subject to the same Master Agreement and CSA, with the calculation of collateral in accordance with the standard CSA procedures outlined above. Approximately 53 percent (measured by net notional amount) of these transactions, although subject to a Master Agreement and CSA, have specific valuation and threshold provisions. These thresholds are typically based on a combination of the credit rating of AIG and a Moody’s model rating of the transaction (and not based on the value of any underlying reference obligations). Thus, as long as AIG maintains a rating above a specified threshold and the Moody’s model of the underlying transaction exceeds a specified rating, the collateral provisions do not apply.

Collateral Calls

AIGFP has received collateral calls from counterparties in respect of certain super senior credit default swaps, of which a large majority relate to multi-sector CDOs. To a significantly lesser extent, AIGFP has also received collateral calls in respect of certain super senior credit default swaps entered into by counterparties for regulatory capital relief purposes and in respect of corporate debt/CLOs. Frequently, valuation estimates made by counterparties with respect to certain super senior credit default swaps or the underlying reference CDO securities, for purposes of determining the amount of collateral required to be posted by AIGFP in connection with such instruments, have differed, at times significantly, from AIGFP’s estimates. In almost all cases, AIGFP has been able to successfully resolve the differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of these collateral calls, AIGFP may engage in discussions with one or more counterparties in respect of these differences at any time. As of September 30, 2008, AIGFP had either agreed to post or posted collateral based on exposures, calculated in respect of super senior credit default swaps, in an aggregate net amount of $32.8 billion. Valuation estimates made by counterparties for collateral purposes were, like any other third-party valuation, considered in the determination of the fair value estimates of AIGFP’s super senior credit default swap portfolio.

Through June 30, 2007, AIGFP had not received any collateral calls related to this credit default swap portfolio. Since that date and through October 27, 2008, counterparties have made large collateral calls against AIGFP, in particular related to the multi-sector CDO portfolio. This was largely driven by deterioration in the market value of the reference obligations. As of July 31, 2008, AIGFP had either agreed to post or posted collateral based on exposures, calculated in respect of super senior credit default swaps, in an aggregate net amount of $16.5 billion. Since that date and up to November 5, 2008, AIG has agreed to post or posted an additional $23.4 billion, for a total of $39.9 billion, resulting from continued deterioration in the market valuation of the referenced obligations, rating downgrades of reference obligations and the downgrade of AIG’s ratings. The amount of future collateral posting requirements is a function of AIG’s credit ratings, the rating of the reference obligations and any further decline in the market value of the relevant reference obligations, with the latter being the most significant factor. Given the severe market disruption, lack of observable data and the uncertainty regarding the potential effects on market prices of the TARP and other measures recently undertaken by the federal government to address the credit market disruption, AIGFP is unable to reasonably estimate the amounts of collateral that it would be required to post. The maximum amount of collateral that AIGFP could be required to post is the net notional amount of the super senior credit default swap portfolio.
As discussed with the Staff and as described on page 118 of AIG’s Form 10-Q for the quarterly period ended September 30, 2008, many of the super senior credit default swaps written for regulatory capital relief, having a net notional amount of $130 billion, include triggers that require certain actions to be taken by AIG upon such a downgrade, which, if not taken, will give rise to a right of the counterparties to terminate the swaps. Such actions include posting collateral, transferring the swap or providing a guarantee from a more highly rated entity. Through October 27, 2008, AIGFP has elected to post collateral in such cases, and, as a result, the counterparty has not had the right to terminate the swaps. Although not quantified in the disclosure, the amount of collateral posted in these cases was immaterial (less than $1 billion).

AIG will reconsider whether including additional disclosure in its Form 10-K for the fiscal year ended December 31, 2008 regarding such election to post collateral would provide meaningful benefit to users of its financial statements.
B.	For multi-sector CDOs, quantify the notional amounts and the nature and type of the underlying securities as a percentage of the notional amounts, such as residential mortgage backed securities (i.e. prime, sub-prime, and Alt-A), commercial mortgage backed securities, corporate, and other CDO’s. Also, disclose information about credit ratings and vintage. Please link this data to the derivative asset or liability recorded on the balance sheet.

As described in subpart A of comment 1 above, AIG has included a separate table on page 116 of its Form 10-Q for the quarterly period ended September 30, 2008, that discloses information about the gross notional amount, percentage of the total CDO collateral pools, and ratings and vintage breakdown of collateral securities in the multi-sector CDOs, by ABS category.

As described in our response to your comment 2, AIG has provided a separate table that reconciles the gross transaction notional amounts shown above with the net notional amounts. This net notional amount information is included in a table on page 114 of Form 10-Q for the quarterly period ended September 30, 2008. AIG linked the fair value amount of the derivative liability on page 114 of Form 10-Q for the quarterly period ended September 30, 2008 to the derivative liability recorded on the balance sheet through the table on page 20, footnote d, of Form 10-Q for the quarterly period ended September 30, 2008.

C.	For contracts where collateral obligations have been or are reasonably likely to be triggered, present data quantifying and describing the collateral you have posted at the balance sheet date, the reasonably likely amounts of collateral that you could be required to post, and the maximum amount of collateral that you would be required to post. For the reasonably likely additional amounts of collateral, please address why such amounts are reasonably likely in the context of the contractual trigger that would require additional collateral to be posted. Please link this data to the derivative asset or liability recorded on the balance sheet.

As described in subpart A of comment 1 above, AIG has included additional disclosure for collateral posting requirements for super senior credit default swaps on pages 118 to 120 of its Form 10-Q for the quarterly period ended September 30, 2008. AIG has disclosed the aggregate net amount of collateral AIGFP had either agreed to post or posted based on exposures, calculated in respect of super senior credit default swaps, at the balance sheet date and up to November 5, 2008, on pages 119 to 120 of AIG’s Form 10-Q for the quarterly period ended September 30, 2008. AIG has also disclosed the aggregate net amount of collateral AIGFP had either agreed to post or posted based on exposures, calculated in respect of super senior multi-sector credit default swaps, at November 5, 2008, on page 45 and 52 of AIG’s Form 10-Q for the quarterly period ended September 30, 2008.

In response to our discussion on November 7, 2008, and in light of the subsequent event described above, AIG will reconsider whether disclosing additional information in its Form 10-K for the fiscal year ended December 31, 2008 regarding the aggregate net amount of collateral AIGFP had either agreed to post or posted based on exposures, calculated in respect of each super senior credit default swap portfolio at the balance sheet date, would provide meaningful benefit to users of its financial statements (please refer to table on page 114 of AIG’s Form 10-Q for the quarterly period ended September 30, 2008).

AIG has disclosed the amount of additional collateral that it would be required to post based on rating triggers on pages 56 to 57 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
Credit and Financial Strength Ratings

Adverse ratings actions regarding AIG’s long-term debt ratings by Moody’s or S&P would require AIG to make additional substantial collateral payments under existing derivative transactions to which AIGFP is a party, which could adversely affect AIG’s business and its consolidated results of operations and financial condition.

On September 15, 2008, the following credit rating actions were taken:
•	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), lowered its long-term debt rating on AIG to ‘A-’ from ‘AA-’, and its short-term debt rating to ‘A-2’ from ‘A-1+’. S&P also downgraded the long-term debt and short-term debt ratings of International Lease Finance Corp. (ILFC) to ‘A-’ from ‘A+’ and to ‘A-2’ from ‘A-1,’ respectively and the long-term and short-term debt ratings of American General Finance Corporation (AGF Corp.) to ‘BBB’ from ‘A+’ and to ‘A-3’ from ‘A-1,’ respectively. At the same time, S&P lowered its counterparty credit and financial strength ratings on most of AIG’s insurance operating subsidiaries to ‘A+’ from ‘AA+’. All of the ratings remained on CreditWatch Negative.

•	Moody’s Investors Service (Moody’s) lowered AIG’s senior unsecured debt ratings to ‘A2’ from ‘Aa3’ and placed the long-term and short-term ratings on review for possible downgrade. In addition, Moody’s downgraded the ratings of several AIG subsidiaries, including the Domestic Life Insurance and Retirement Services companies (Insurer Financial Strength Rating to ‘Aa3’ from ‘Aa2’), and ILFC and AGF Corp. (Senior Unsecured Debt Rating to ‘A3’ from ‘A1’ and short-term debt rating to ‘P-2’ from ‘P-1.’) Nearly all of AIG’s subsidiaries remained on review for possible downgrade.

•	Fitch Ratings (Fitch) lowered AIG’s long-term issuer rating to ‘A’ from ‘AA-’ and its short-term issuer rating to ‘F1’ from ‘F1+’. In addition, Fitch downgraded nearly all of AIG’s subsidiaries’ Insurer Financial Strength Ratings to ‘AA-’ from ‘AA+.’ A majority of the ratings remained on Rating Watch Negative.

•	A.M. Best Company (A.M. Best) lowered AIG’s issuer credit rating to ‘bbb’ from ‘a+’. In addition, A.M. Best downgraded most of AIG’s Insurer Financial Strength Ratings to ‘A’ from ‘A+’ and placed the ratings under review with negative implications.
As a consequence of the rating actions, AIGFP estimated that it would need in excess of $20 billion in order to fund additional collateral demands and transaction termination payments in a short period of time. Subsequently, in a period of approximately 15 days following the rating actions, AIGFP was required to fund approximately $32 billion, reflecting not only the effect of the rating actions but also changes in market levels and other factors.

Following the agreement with the NY Fed announced on September 17, 2008, the following credit rating actions were taken:
•	S&P upgraded AIG’s and ILFC’s short-term debt ratings to ‘A-1’ from ‘A-2’ and revised the CreditWatch status on all ratings from CreditWatch Negative to CreditWatch Developing.

•	Fitch revised the rating watch status on all ratings from Rating Watch Negative to Rating Watch Evolving.
Following AIG’s strategic review press release on October 3, 2008, the following credit rating actions were taken:

•	S&P revised the CreditWatch status on AIG’s and AGF Corp.’s ratings from CreditWatch Developing to CreditWatch Negative.

•	Moody’s downgraded AIG’s Senior Unsecured Debt rating to ‘A3’ from ‘A2’ and ILFC and AGF Corp.’s Senior Unsecured Debt ratings to ‘Baa1’ from ‘A3.’ Most ratings remain under review for possible downgrade with ILFC revised to under review with direction uncertain.
Credit ratings measure a company’s ability to repay its obligations and directly affect the cost and availability to that company of unsecured financing.

In the event of a further downgrade of AIG’s long-term senior debt ratings, AIG would be required to post additional collateral and AIG or its counterparties would be permitted to elect early termination of contracts.

It is estimated that as of the close of business on October 27, 2008, based on AIGFP’s outstanding municipal GIAs and financial derivative transactions at that date, a downgrade of AIG’s long-term senior debt ratings to Baa1 by Moody’s and BBB+ by S&P would permit counterparties to make additional calls and permit either AIG or the counterparties to elect early termination of contracts, resulting in up to approximately $5.2 billion of collateral and termination payments, while a downgrade to Baa2 by Moody’s and BBB by S&P would result in approximately $0.3 billion in additional collateral and termination payments.

For the multi-sector super senior credit default swap portfolio, it is estimated based on the October 24, 2008 notional values a downgrade of AIG’s long-term senior debt ratings to Baa1 by Moody’s and BBB+ by S&P, would increase the amount of collateral posted by approximately $2.7 billion due to the adjustment of threshold and independent amount percentages. A downgrade to Baa2 by Moody’s and BBB by S&P would allow the counterparties to certain 2a7 puts to elect early termination, resulting in a cash outflow of approximately $3.7 billion. In addition, at that rating level, counterparties to transactions representing approximately $47.8 billion in net notional amount have the right to elect early termination. In the event a counterparty elects to terminate a transaction early, such transaction will be terminated at its replacement value, less any previously posted collateral. Due to current market conditions, it is not possible to reliably estimate the replacement cost of these transactions.

The actual amount of collateral that AIGFP would be required to post to counterparties in the event of such downgrades, or the aggregate amount of payments that AIG could be required to make, depends on market conditions, the fair value of outstanding affected transactions and other factors prevailing at the time of the downgrade. Additional obligations to post collateral or the costs of assignment, repayment or alternative credit could exceed the amounts available under the Fed Credit Agreement. See discussion of the Fed Credit Agreement below.
As described in Subpart B of comment 1 above, AIG linked the fair value amount of the derivative liability on page 114 of Form 10-Q for the quarterly period ended September 30, 2008 to the derivative liability recorded on the balance sheet through the table on page 20, footnote d, of Form 10-Q for the quarterly period ended September 30, 2008.
D.	For contracts where a payment obligation has been or is reasonably likely to be triggered, present data quantifying and describing the amounts due and the timing of those amounts. For payment obligations that have been incurred, please state where the payment obligations are recorded on the balance sheet.

AIG has disclosed the payment obligations that have been incurred and where these are recorded on the balance sheet on pages 101 and 102 of its Form 10-Q for the quarterly period ended September 30, 2008. In addition, AIG has disclosed information regarding actual events of default and remaining notional exposure with respect to those CDOs on pages 116 to 117 of its Form 10-Q for the quarterly period ended September 30, 2008. While AIG is most likely to be required to meet its CDS purchase obligation under these defaulted contracts, AIG cannot predict the timing of any performance since it is solely within the control of third-parties.

AIGFP expects to repurchase within the next two years the majority of securities under the remaining 2a-7 Puts having a net notional exposure of $3.5 billion at October 27, 2008. This is disclosed on page 117 of Form 10-Q for the quarterly period ended September 30, 2008.

Due to the long-term maturities of the credit defaults swaps, AIG is unable to make reasonable estimates of the periods during which any payments would be made. As previously agreed with the Staff, AIG has included such disclosure on page 135, footnote f, of Form 10-Q for the quarterly period ended September 30, 2008.

E.	Present quantified data that helps facilitate an understanding of the amount of additional defaults that would need to occur before you would be required to either make payments or post collateral, and your analysis of the likelihood of such events occurring. For example, consider presenting data depicting the original level of subordination below the super senior risk layer, the current level of subordination, and the effect and expected effects of any deterioration on your liquidity. Please link this data to the derivative asset or liability recorded on the balance sheet.

AIGFP monitors and analyzes its portfolio of its credit default swaps to assess the likelihood that AIGFP will have a payment obligation. Based on AIGFP’s most recent analysis, the credit default swaps most likely to require AIGFP to make a payment are those in default and the remaining 2a-7 Puts described in Subpart D of comment 1 above.

2.	In your September 16, 2008 response, you include the table shown on page 50 of your June 30, 2008 Form 10-Q. Please tell us and revise that table and other presentations, if any, to clarify what “net notional” means. Consider the need to provide disaggregated quantified information. Please also revise the phrase “fair value loss at June 30, 2008” to clarify whether you are referring to the fair value of a derivative liability at June 30, 2008. Consider linking this amount directly to the derivative asset or liability recorded on the balance sheet or through a link to the table on page 17 of your June 30, 2008 Form 10-Q.
AIG Response:
In response to the Staff’s comment, AIG has included disclosure in footnote a to the table on page 114 of its Form 10-Q for the quarterly period ended September 30, 2008 to define “net notional” as follows:
(a) Notional amounts presented are net of all structural subordination below the covered tranches.
AIG has also included disclosure to provide disaggregated quantified information on page 115 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
At September 30, 2008, the gross transaction notional amount of the multi-sector CDOs on which AIGFP wrote protection on the super senior tranche, subordination below the super senior risk layer and AIGFP net notional exposure were as follows:

				Fair Value
	Gross	Subordination		of Derivative
	Transaction	Below Super	Net	Liability at
	Notional	Senior	Notional	September 30,
(in millions)	Amount(a)	Risk Layer	Amount(b)	2008

High grade with sub-prime collateral	$50,582	$9,751	$40,831	$18,201
High grade with no sub-prime collateral	30,284	14,581	15,703	4,195

Total high grade(c)	80,866	24,332	56,534	22,396

Mezzanine with sub-prime	25,888	11,575	14,313	7,487
Mezzanine with no sub-prime	1,698	901	797	324

Total mezzanine(d)	27,586	12,476	15,110	7,811

Total	$108,452	$36,808	$71,644	$30,207

(a)	Total outstanding principal amount of securities held by a CDO.

(b)	Notional size on which AIGFP wrote credit protection.

(c)	“High grade” refers to transactions in which the underlying collateral credit ratings on a stand-alone basis were predominantly AA or higher at origination.

(d)	“Mezzanine” refers to transactions in which the underlying collateral credit ratings on a stand-alone basis were predominantly A or lower at origination.

AIG has revised the term “Fair Value Loss at June 30, 2008” in its Form 10-Q for the quarterly period ended September 30, 2008 to “Fair Value of Derivative Liability at September 30, 2008”.

As explained previously in Subpart B of comment 1 above, AIG linked the fair value amount of the derivative liability on page 114 of Form 10-Q for the quarterly period ended September 30, 2008 to the derivative liability recorded on the balance sheet through the table on page 20, footnote d, of Form 10-Q for the quarterly period ended September 30, 2008.

3.	We acknowledge your response to prior comment five of our letter dated September 5, 2008. Please expand your disclosure to clarify the following:
•	How the model converts the prices for the CDO portfolio securities into credit spreads. (A)

•	How the credit spreads are used to determine the implied probabilities of default. (B)

•	The purpose of dividing the collateral pool into a hypothetical number of independent identical securities. (C)

•	The change in the amount of the adjustment for the risk of non-performance by AIG for each period presented, including the factors underlying the changes in this adjustment. (D)

•	The specific modifications made to the BET model. (E)
AIG Response:
For the convenience of the Staff, we have labeled the subparts of comment 3 and respond as follows.
A.	How the model converts the prices for the CDO portfolio securities into credit spreads

This is an arithmetic process which converts prices to yields (similar to the conversion of U.S. Treasury security prices to yields), and then subtracts LIBOR based interest rates to determine the spreads. We provided a detailed description and a numerical example for this mathematical process in our response letter to the SEC dated August 12, 2008.

B.	How the credit spreads are used to determine the implied probabilities of default

This also is an arithmetic process that determines the assumed level of default on the security that would equate the present value of the expected cash flows discounted at a risk free rate with the present value of the contractual cash flows discounted using LIBOR-based interest rates plus the credit spreads.

C.	The purpose of dividing the collateral pool into a hypothetical number of independent identical securities

The purpose of dividing the collateral pool into hypothetical securities is a simplifying assumption as part of a statistical technique that approximates closely the aggregation of large amounts of data. This is similar to the actuarial practice of accumulating individual life insurance policyholders into “cells” based on age, smoking habits, etc. The judgment to use this mathematical technique is integral to BET models and is well accepted.

D.	The change in the amount of the adjustment for the risk of non-performance by AIG for each period presented, including the factors underlying the changes in this adjustment

AIG has disclosed the factors underlying the changes in the aggregate adjustment for the risk of non-performance by AIG, which is calculated at the master netting arrangement level net of the effects of cash collateral posted or received, for each period presented on pages 101 to 102 of Form 10-Q for the quarterly period ended September 30, 2008. AIG has disclosed the change in the amount of the adjustment for the risk of non-performance by AIG allocated to the super senior credit default swap portfolio for each period presented in footnote a to the table on page 114 of Form 10-Q for the quarterly period ended September 30, 2008.

E.	The specific modifications made to the BET model

AIG modified the BET model to imply default probabilities from market prices for the underlying securities, not from rating agency assumptions. AIG has disclosed the steps involved in the application of the modified BET model, including the calculation of an implied credit spread for each security and conversion of the credit spread into its implied probability of default, on pages 120 to 121 of its Form 10-Q for the quarterly period ended September 30, 2008. In addition, AIG has disclosed, to the extent material, the implementation of further refinements of the BET model on page 101 of AIG’s Form 10-Q for the quarterly period ended September 30, 2008.
In response to the Staff’s comments, AIG has included additional disclosure on pages 120 to 121 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
AIGFP has adapted the BET model to estimate the price of the super senior risk layer or tranche of the CDO. AIG modified the BET model to imply default probabilities from market prices for the underlying securities and not from rating agency assumptions. To generate the estimate, the model uses the prices for the securities comprising the portfolio of a CDO as an input and converts those prices to credit spreads over current LIBOR-based interest rates. These credit spreads are used to determine implied probabilities of default and expected losses on the underlying securities. This data is then aggregated and used to estimate the expected cash flows of the super senior tranche of the CDO.

The application of the modified BET model involves the following steps for each individual super senior tranche of a CDO in the portfolio:
1)	Calculation of the cash flow pattern that matches the weighted average life for each underlying security of the CDO;

2)	Calculation of an implied credit spread for each security from the price and cash flow pattern determined in step 1. This is an arithmetic process which converts prices to yields (similar to the conversion of United States Treasury security prices to yields), and then subtracts LIBOR-based interest rates to determine the credit spreads;

3)	Conversion of the credit spread into its implied probability of default. This also is an arithmetic process that determines the assumed level of default on the security that would equate the present value of the expected cash flows discounted at a risk free rate with the present value of the contractual cash flows discounted using LIBOR-based interest rates plus the credit spreads;

4)	Generation of expected losses for each underlying security using the probability of default and recovery rate;

5)	Aggregation of the cash flows for all securities to create a cash flow profile of the entire collateral pool within the CDO;

6)	Division of the collateral pool into a number of hypothetical independent identical securities based on the CDO’s diversity score so that the cash flow effects of the portfolio can be mathematically aggregated properly. The purpose of dividing the collateral pool into hypothetical securities is a simplifying assumption used in all BET models as part of a statistical technique that aggregates large amounts of homogeneous data;

7)	Simulation of the default behavior of the hypothetical securities using a Monte Carlo simulation and aggregation of the results to derive the effect of the expected losses on the cash flow pattern of the super senior tranche taking into account the cash flow diversion mechanism of the CDO;

8)	Discounting of the expected cash flows determined in step 7 using LIBOR-based interest rates to estimate the value of the super senior tranche of the CDO; and

9)	Adjustment of the model value for the super senior multi-sector CDO credit default swap for the effect of the risk of non-performance by AIG using the credit spreads of AIG available in the marketplace and considering the effects of collateral and master netting arrangements.
AIGFP employs a Monte Carlo simulation in step 7 above to assist in quantifying the effect on the valuation of the CDO of the unique aspects of the CDO’s structure such as triggers that divert cash flows to the most senior part of the capital structure. The Monte Carlo simulation is used to determine whether an underlying security defaults in a given simulation scenario and, if it does, the security’s implied random default time and expected loss. This information is used to project cash flow streams and to determine the expected losses of the portfolio.

4.	On page 15 of your response letter dated September 16, 2008, you disclose that the fair value of your multi-sector super senior credit default swap portfolio was determined using: (i) the BET model, (ii) third party prices, (iii) the average of the BET model and third party prices and (iv) other, and have agreed to provide tabular disclosure regarding the notional amount and fair value attributable to each valuation methodology. In addition, you state that third party prices may be determined based on values implied by collateral calls or price estimates for the referenced CDO securities. Please revise your table to separately quantify the notional amounts and fair values that were determined using third party prices based on collateral calls and those determined using price estimates for the referenced CDO securities. In addition, please revise your disclosure to describe more specifically the circumstances under which each of the five categories of valuation methodologies is used.

AIG Response:

In determining the fair value of the super senior CDO security referenced in the credit default swaps, AIGFP uses a consistent process which considers all available pricing data points and eliminates the use of outlying data points. When pricing data points are within a reasonable range an averaging technique is applied. AIG has included such additional disclosure in its Form 10-Q for the quarterly period ended September 30, 2008. AIG believes that it would be detrimental to the company to disclose the specifics of the pricing protocol given the range of estimates in the market place and the sensitivities of collateral call negotiations.

Amounts posted as collateral frequently result from a negotiation process with the counterparty about what is a reasonable estimate of the fair value of the referenced CDO security. Information obtained in these negotiations, including the counterparty’s indicative quote or another third party’s indicative quote of the price, is treated the same as any other third party indicative quote in determining AIG’s best estimate of fair value of the multi-sector CDO portfolio. Because pricing information received in context of collateral calls is treated like any other third party indicative quote, AIG does not believe that separate quantification is appropriate. AIG has revised the disclosure in its Form 10-Q for the quarterly period ended September 30, 2008 to clarify this.

As of September 30, 2008 the majority of the transactions, or 52 percent of the net notional amount of the multi-sector super senior credit default swap portfolio, were valued using the average of third party indications, which includes counterparties to the transaction, and the BET-derived valuation. AIGFP valued 29 percent of the net notional amount using the highest third party indication. Eighteen transactions comprising approximately 13 percent of the net notional amount were valued using the BET model at September 30, 2008. Of these, eight did not have any third party indications. Of the remaining ten, two had third party indications that were clearly outliers and five had conflicting indications from the same counterparty (one indication as a broker; another for collateral negotiation purposes). In limited instances, AIGFP may make further adjustments to the third party indications if its analyses determine that the third party price is not a reasonable price. It is interesting to note that the fair values derived from the BET model and third party indications are identical (i.e. fair value divided by net notional equals 44 percent) and those derived by averaging the two equal 41 percent.

AIG has revised its disclosure on page 121 in its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
In addition to calculating an estimate of the fair value of the super senior CDO security referenced in the credit default swaps using its internal model, AIGFP also considers the price estimates for the super senior CDO securities provided by third parties, including counterparties to these transactions, to validate the results of the model and to determine the best available estimate of fair value. In determining the fair value of the super senior CDO security referenced in the credit default swaps, AIGFP uses a consistent process which considers all available pricing data points and eliminates the use of outlying data points. When pricing data points are within a reasonable range an averaging technique is applied.
In response to our discussion on November 7, 2008, AIG will reconsider whether including additional disclosure in its Form 10-K for the fiscal year ended December 31, 2008 regarding the nature and source of the third party estimates would provide meaningful information to users of its financial statements.

5.	Please refer to prior comment six of our letter dated September 5, 2008. Please revise your proposed disclosure on page nine of your September 16, 2008 response to explain the reasons for significant changes between periods presented (e.g. March 31, 2008 as compared to June 30, 2008) in the weighted average price for each ABS Category. Also, please disclose the notional amounts of the multi-sector CDO super senior credit default swap portfolio for each ABS category. We may have additional comments after the amounts in your tabular disclosure are quantified.

AIG Response:
AIG has included disclosure on page 122 of its Form 10-Q for the quarterly period ended September 30, 2008 explaining the reasons for the significant changes between June 30, 2008 as compared to September 30, 2008 as follows:
The decrease in the weighted average prices reflects continued deterioration in the markets for RMBS and CMBS and further downgrades in RMBS and CMBS credit ratings.
As described in subpart B of comment 1 above, AIG has included additional disclosure of the gross transaction notional amounts of the multi-sector CDO super senior credit default swap portfolio for each ABS category on page 115 of its Form 10-Q for the quarterly period ended September 30, 2008.

As discussed with the Staff and disclosed on page 123 of AIG’s Form 10-Q for the quarterly period ended September 30, 2008 AIG utilizes sensitivity analyses that estimate the effects of using alternative pricing and other key inputs on AIG’s calculation of the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio. While AIG believes that the ranges used in these analyses are reasonable, given the current difficult market conditions, AIG is unable to predict which of the scenarios is most likely to occur. Actual results in any period are likely to vary, perhaps materially, from the modeled scenarios, and there can be no assurance that the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio will be consistent with any of the sensitivity analyses.

For the purposes of estimating sensitivities for the super senior multi-sector CDO credit default swap portfolio, the change in valuation derived using the BET model is used to estimate the change in the fair value of the derivative liability. As mentioned above, the most significant assumption used in the BET model is the pricing of the securities within the CDO collateral pools. If the actual pricing of the securities within the collateral pools differs from the pricing used in estimating the fair value of the super senior credit default swap portfolio, there is potential for material variation in the fair value estimate. A decrease by five points (for example, from 87 cents per dollar to 82 cents per dollar) in the aggregate price of the underlying collateral securities would increase the fair value derivative liability by approximately $3.7 billion, while an increase in the aggregate price of the underlying collateral securities by five points (for example, from 90 cents per dollar to 95 cents per dollar) would reduce the fair value derivative liability by approximately $3.8 billion. Any further declines in the value of the underlying collateral securities held by a CDO will similarly affect the value of the super senior CDO securities given their significantly depressed valuations. Given the current difficult market conditions, AIG cannot predict reasonably likely changes in the prices of the underlying collateral securities held within a CDO at this time.

In light of the transaction discussed above, AIG will reconsider whether including such disclosure in its Form 10-K for the year ended December 31, 2008 would provide meaningful benefit to users of its financial statements.

6.	Please refer to prior comments seven and eight. Please expand your proposed disclosure relating to the pricing data obtained from the collateral managers to:
•	Describe more specifically the nature and scope of your testing performed to validate the accuracy and completeness of pricing information provided by the collateral managers. Describe and quantify the adjustments that resulted from this validation process for each period presented. (A)

•	Describe in the disclosure proposed on page ten of you September 16, 2008 response what a pricing matrix is and how you use a pricing matrix to derive the prices for individual securities for which a price is not provided by CDO collateral manager. (B)
AIG Response:

For the convenience of the Staff, we have labeled the subparts of comment 6 and respond as follows.
A.	Nature and scope of testing performed to validate the accuracy and completeness of pricing information provided by the collateral managers. Description and quantification of the adjustments that resulted from this validation process for each period presented

AIGFP employs specific control processes to determine the reasonableness of the pricing information provided by the collateral managers. AIGFP assesses the reasonableness of individual security values received through various analytical techniques including reviews of general trends in the pricing data obtained from collateral managers for consistency with market observations across ratings and vintages, and benchmarking of the prices to independent sources. The pricing information is also indirectly validated by comparing the BET model results to the prices collected from third parties, including counterparties to these transactions, for the super senior tranches of the CDOs. The effects of the adjustments resulting from the validation process were de minimus for each period presented.

In response to the Staff’s comment, AIG has included additional disclosure to describe more specifically the nature and scope of testing performed to validate the accuracy and completeness of pricing information provided by the collateral managers on pages 110 to 111 and 123 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
AIGFP employs similar control processes to validate these model input as those used to value AIG’s investment portfolio as described in Critical Accounting Estimates — Fair Value Measurements of Certain Financial Assets and Liabilities — Overview. The effects of the adjustments resulting from the validation process were de minimus for each period presented.

Critical Accounting Estimates — Fair Value Measurements of Certain Financial Assets and Liabilities — Overview:

AIG employs specific control processes to determine the reasonableness of the fair values of AIG’s financial assets and financial liabilities. AIG’s processes are designed to ensure that the values received or internally estimated are accurately recorded and that the data inputs and the valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. AIG assesses the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, AIG may validate the reasonableness of fair values by comparing information obtained from AIG’s valuation service providers to other third party valuation sources for selected securities. AIG also validates prices for selected securities obtained from brokers through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.
B.	Description of what a pricing matrix is and how it is used to derive the prices for individual securities for which a price is not provided by CDO collateral manager

Matrix pricing is broadly known as a pricing technique and is described in paragraph 18a of SFAS 157, Fair Value Measurements. Matrix pricing is an analytical technique principally used to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the relationship of the security to other benchmark securities for which quotes or other price estimates are available. AIG has included additional disclosure to describe the pricing matrix on page 122 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:

Matrix pricing is a mathematical technique used principally to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the relationship of the security to other benchmark quoted securities. Substantially all of the CDO collateral managers who provided prices used dealer prices for all or part of the underlying securities, in some cases supplemented by third party pricing services.
7.	Please refer to page nine of your September 16, 2008 response. Please revise your disclosure to describe more specifically the observable market transactions used to value credit default swaps written to facilitate regulatory capital relief.

AIG Response:

The observable market transactions used to value credit default swaps written to facilitate regulatory capital relief are the early terminations of these transactions by counterparties. As of September 30, 2008 AIG expected that the majority of these transactions will be terminated within the next 6 to 18 months by AIGFP’s counterparties. From January 1, 2008 through September 30, 2008, $94.9 billion in net notional exposures have been terminated. Since that date and through October 27, 2008, $4.5 billion in net notional exposures have been terminated. AIGFP has not been required to make any payments as part of these terminations and in certain cases was paid a fee upon termination.

AIG has included additional disclosure on page 122 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
In the case of credit default swaps written to facilitate regulatory capital relief, AIGFP estimates the fair value of these derivatives by considering observable market transactions. The transactions with the most observability are the early terminations of these transactions by counterparties. AIG expects that the majority of these transactions will be terminated within the next 6 to 18 months by AIGFP’s counterparties. From January 1, 2008 through September 30, 2008, $94.9 billion in net notional exposures have been terminated. Since that date and through October 27, 2008, $4.5 billion in net notional exposures have been terminated. AIGFP has not been required to make any payments as part of these terminations and in certain cases was paid a fee upon termination. In all cases, terminations were initiated by the counterparties prior to the transactions maturing. AIGFP also considers other market data, to the extent relevant and available.

In light of early termination experience to date and after other analyses, AIG determined that there was no unrealized market valuation adjustment for this regulatory capital relief portfolio for the nine-month period ended September 30, 2008 other than for one transaction where AIGFP believes the counterparty is no longer using the transaction to obtain regulatory capital relief. During the second quarter of 2008, a regulatory capital relief transaction with a net notional amount of $1.6 billion and a fair value loss of $125 million was not terminated as expected when it no longer provided regulatory capital benefit to the counterparty. This transaction provided protection on an RMBS, unlike the other regulatory transactions, which provide protection on loan portfolios held by the counterparties. The documentation for this transaction contains provisions not included in AIGFP’s other regulatory capital relief transactions, which enable the counterparty to arbitrage a specific credit exposure.

AIG will continue to assess the valuation of this portfolio and monitor developments in the marketplace. Given the significant deterioration in the credit markets and the risk that AIGFP’s expectations with respect to the termination of these transactions by its counterparties may not materialize, there can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods, and recognition of even a small percentage decline in the fair value of this portfolio could be material to AIG’s consolidated results of operations for an individual reporting period or to AIG’s consolidated financial condition.
8.	Please refer to prior comment 12 of our letter dated September 5, 2008. In performing the roll rate analysis, you assume that “referenced obligations acquired by AIGFP in extinguishing its obligations under the swaps are held to maturity.” Please disclose the factors that you considered in making this assumption and determining it to be a reasonable assumption.

AIG Response:

The roll rate analysis stresses the AIGFP super senior multi-sector CDO credit default swap portfolio for potential pre-tax realized credit losses without taking into consideration any early sales of securities or terminations of the contracts. AIG discloses the results of this analysis to provide an additional data point for the users of the financial statements on the potential pre-tax realized credit losses on the referenced obligations until their maturity. The assumptions used in the model do not reflect whether AIGFP, in fact, will hold any securities acquired to maturity.

AIG has revised the sentence referred to in Staff’s comment on page 124 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
In addition to performing sensitivity analyses around the valuation of the AIGFP super senior credit default swap portfolio, AIG performed a roll rate analysis to stress the AIGFP super senior multi-sector CDO credit default swap portfolio for potential pre-tax realized credit losses without taking into consideration either sales of securities or early terminations of the contracts. Credit losses represent the shortfall of principal and/or interest cash flows on the referenced super senior risk layers underlying the portfolio.
In light of the subsequent event discussed above, AIG will reconsider whether including such disclosure in its Form 10-K for the fiscal year ended December 31, 2008 would provide meaningful benefit to users of its financial statements.
Note 1	— Summary of Significant Accounting Policies, page 8
9.	Please tell us and disclose your accounting policies relating to the collateral posting requirements for your credit derivatives.

AIG Response:

As described in our response to your comment 1, AIG has included additional disclosure for collateral posting requirements for super senior credit derivatives in its Form 10-Q for the quarterly period ended September 30, 2008. These credit derivatives are governed by AIG’s general accounting policies for derivatives. AIG’s accounting policy is to offset cash collateral receivables or payables against derivative instruments in accordance with the provisions of FSP FIN 39-1. FSP FIN 39-1 provides an interpretation of FIN 39 that requires cash collateral posted or received by AIG with respect to master netting agreements to also be netted against the derivative balances with the same counterparty when applying the netting provisions of paragraph 10. AIG disclosed these accounting policies on pages 10 to 11 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
FSP FIN 39-1

In April 2007, the FASB issued FSP FIN 39-1, which modifies FASB Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables against derivative instruments under certain circumstances. AIG adopted the provisions of FSP FIN 39-1 effective January 1, 2008, which requires retrospective application to all prior periods presented. At September 30, 2008, the amounts of cash collateral received and posted that were offset against net derivative positions totaled $6.5 billion and $33.1 billion, respectively. The cash collateral received and paid related to AIGFP derivative instruments was previously recorded in both trade payables and trade receivables. Cash collateral received related to non-AIGFP derivative instruments was previously recorded in other liabilities. Accordingly, the derivative assets and liabilities at December 31, 2007 have been reduced by $6.3 billion and $5.8 billion, respectively, related to the netting of cash collateral.
Note 3	— Fair Value Measurements, page 13
10.	Please refer to prior comment one of our letter dated September 5, 2008. Please revise your disclosure on page 17 to separately identify and quantify each material component of the counterparty netting adjustments. Please tell us and clarify whether any portion of the counterparty netting adjustment accounts for the differences in credit applied to the gross and net cash flows.

AIG Response:

The counterparty netting adjustments in the table on page 17, “Counterparty Netting” column, of the June 30, 2008 Form 10-Q were made in accordance with the provisions of paragraph 10 of FIN 39, as interpreted by FSP FIN 39-1. These include adjustments to set off fair value amounts recognized with the same counterparty when applying the netting provisions of paragraph 10 of FIN 39 and amounts recognized for the cash collateral posted or received by AIG with respect to master netting agreements. The credit value adjustment is calculated at the master netting arrangement level net of the effects of cash collateral posted or received. The credit value adjustment is then allocated to the appropriate level of fair value measurement. Accordingly, the credit value adjustments are included in each of the levels of the fair value measurement in the table on page 17.

In response to the Staff’s comment, AIG has included additional disclosure in footnote a to the table on page 20 of its Form 10-Q for the quarterly period ended September 30, 2008 as follows:
(a)	Represents netting of derivative exposures covered by a qualifying master netting agreement in accordance with FIN 39 of $42.8 billion, offset by cash collateral posted and received by AIG of $33.1 billion and $6.5 billion, respectively.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon Senior
Vice President, Secretary & Deputy General Counsel

cc:	Frank Wyman, Staff Accountant
Carlton Tartar, Accounting Branch Chief
(Securities and Exchange Commission)

David Herzog

American International Group, Inc. and Subsidiaries
AIGFP’s Super Senior Credit Default Swap Portfolio:  AIGFP wrote credit protection on the super senior risk layer of diversified portfolios of corporate debt, prime residential mortgages, collaterized loan obligations (CLOs) and multi-sector CDOs. In these transactions, AIGFP is at risk of credit performance on the super senior risk layer related to a diversified portfolio referenced to loans or debt securities. Further, these transactions have placed a significant demand on AIGFP’s liquidity during 2008, primarily as a result of their

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collateral posting provisions. See General Contractual Terms below. To a lesser extent, AIGFP also wrote protection on tranches below the super senior risk layer, primarily in respect of regulatory capital transactions.

At September 30, 2008, the net notional amount, fair value and unrealized market valuation loss of the AIGFP super senior credit default swap portfolio, including certain regulatory capital relief transactions, by asset class were as follows:

					Fair Value	Unrealized Market Valuation Loss (Gain)
					Of Derivative	Three Months	Nine Months
	Net Notional Amount				Liability at	Ended	Ended
	June 30,			September 30,	September 30,	September 30,	September 30,
(in millions)	2008(a)	Decrease		2008(a)	2008(b)	2008(c)	2008(c)

Regulatory Capital:
Corporate loans	$172,717	$(40,928)		$131,789	$–	$–	$–
Prime residential mortgages	132,612	(16,054)		116,558	–	–	–
Other(d)	1,619	(19)		1,600	397	272	397

Total	306,948	(57,001	)(f)	249,947	397	272	397

Arbitrage:
Multi-sector CDOs, including 2a-7 Puts	80,301	(8,657	)(g)	71,644	30,207	6,262	19,868
Corporate debt/CLOs	53,767	(3,089	)(h)	50,678	1,534	538	1,308

Total	134,068	(11,746)		122,322	31,741	6,800	21,176

Mezzanine tranches(e)	5,824	(811)		5,013	153	(18)	153

Total	$446,840	$(69,558)		$377,282	$32,291	$7,054	$21,726

(a)	Notional amounts presented are net of all structural subordination below the covered tranches.
(b)	Fair value amounts are shown before the effects of counterparty netting adjustments and offsetting cash collateral in accordance with FIN 39.

(c)	Includes credit valuation adjustment gains of $98 million and $207 million, respectively, for the three- and nine-month periods ended September 30, 2008.

(d)	Represents transactions where AIGFP believes the counterparties are no longer using the transactions to obtain regulatory capital relief. During the second quarter of 2008, a European RMBS regulatory capital relief transaction with a net notional amount of $1.6 billion was not terminated as expected when it no longer provided regulatory capital relief to the counterparty.

(e)	Represents credit default swaps written by AIGFP on tranches below super senior on certain regulatory capital relief trades.

(f)	The decline includes terminations of $29.5 billion and the effect of foreign exchange rates of $26.4 billion resulting from the strengthening of the U.S. dollar, primarily against the Euro and the British Pound.

(g)	The decline includes purchases of $5.7 billion of super senior CDO securities in connection with 2a-7 Puts and amortization of $2.5 billion.
(h)	Includes the effect of foreign exchange rates of $2.0 billion resulting from the strengthening of the U.S. dollar, primarily against the Euro.

General Contractual Terms

AIGFP entered into credit default swap and other credit derivative transactions (collectively, CDS) in the ordinary course of its business. In the majority of AIGFP’s credit derivatives transactions, AIGFP sold credit protection on a designated portfolio of loans or debt securities. Generally, AIGFP provides such credit protection on a “second loss” basis, meaning that AIGFP will incur credit losses only after a shortfall of principal and/or interest, or other credit events, in respect of the protected loans and debt securities, exceed a specified threshold amount or level of “first loss.”

Typically, the credit risk associated with a designated portfolio of loans or securities has been tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. At origination, there is usually an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers ranging from generally a BBB-rated layer to one or more AAA-rated layers. A significant majority of transactions that are rated by rating agencies have risk layers or tranches that were rated AAA at origination and are immediately junior to the threshold level above which AIGFP’s payment obligation would generally arise. In transactions that were not rated, AIGFP applied equivalent risk criteria for setting the threshold level for its payment obligations. Therefore, the risk layer assumed by AIGFP with respect to the designated portfolio of loans or securities in these transactions is often called the “super senior” risk layer, defined as a layer of credit risk senior to one or more risk layers that have been rated AAA by the credit rating agencies, or if the transaction is not rated, structured to the equivalent thereto.

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The following graphic represents a typical structure of a transaction including the super senior risk layer:

Regulatory Capital Portfolio

Approximately $250 billion (consisting of corporate loans and prime residential mortgages) of the $377 billion in net notional exposure of AIGFP’s super senior credit default swap portfolio as of September 30, 2008 represented derivatives written for financial institutions, principally in Europe, for the purpose of providing regulatory capital relief rather than risk mitigation. In exchange for a periodic fee, the counterparties receive credit protection with respect to diversified loan portfolios they own, thus improving their regulatory capital position. These transactions generally provide for cash settlement (see Triggers and Settlement Alternatives below); however, AIGFP does not expect to be required to make payments under these contracts during their estimated life as these transactions are generally expected to terminate at no additional cost to AIGFP when the transactions no longer provide such regulatory capital benefit. See Regulatory Models and Modeling — Regulatory Capital Portfolio.

Arbitrage Portfolio

Approximately $122 billion of the $377 billion in net notional exposure on AIGFP’s super senior credit default swaps as of September 30, 2008 are arbitrage-motivated transactions written on multi-sector CDOs or designated pools of investment grade corporate debt or CLOs. While certain credit default swaps written on corporate debt and multi-sector CDOs provide for cash settlement, the large majority of the AIGFP credit default swaps written on multi-sector CDOs and CLOs require physical settlement (see Triggers and Settlement Alternatives below).

The most significant portfolio, in terms of unrealized market valuation losses, is the super senior multi-sector CDO credit default swap portfolio.

At September 30, 2008, the gross transaction notional amount of the multi-sector CDOs on which AIGFP wrote protection on the super senior tranche, subordination below the super senior risk layer and AIGFP net notional exposure were as follows:

				Fair Value
	Gross	Subordination		of Derivative
	Transaction	Below Super	Net	Liability at
	Notional	Senior	Notional	September 30,
(in millions)	Amount(a)	Risk Layer	Amount(b)	2008

High grade with sub-prime collateral	$50,582	$9,751	$40,831	$18,201
High grade with no sub-prime collateral	30,284	14,581	15,703	4,195

Total high grade(c)	80,866	24,332	56,534	22,396

Mezzanine with sub-prime	25,888	11,575	14,313	7,487
Mezzanine with no sub-prime	1,698	901	797	324

Total mezzanine(d)	27,586	12,476	15,110	7,811

Total	$108,452	$36,808	$71,644	$30,207

(a)	Total outstanding principal amount of securities held by a CDO.
(b)	Notional size on which AIGFP wrote credit protection.

(c)	“High grade” refers to transactions in which the underlying collateral credit ratings on a stand-alone basis were predominantly AA or higher at origination.

(d)	“Mezzanine” refers to transactions in which the underlying collateral credit ratings on a stand-alone basis were predominantly A or lower at origination.

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At September 30, 2008, the gross notional amount, percentage of the total CDO collateral pools, and ratings and vintage breakdown of collateral securities in the multi-sector CDOs, by ABS category, were as follows:

(dollars in millions)

ABS	Gross Transaction	Percent	RATINGS BREAKDOWN							VINTAGE
Category	Notional Amount	of Total	AAA	AA	A	BBB	BB	< BB	NR	2008	2007	2006	2005	2004+P

RMBS PRIME	$ 12,280	11.33%	8.13%	0.97%	0.88%	0.68%	0.17%	0.49%	0.01%	0.08%	2.39%	2.37%	3.36%	3.13%

RMBS ALT-A	17,086	15.75%	6.99%	2.48%	1.87%	1.34%	0.78%	2.29%	0.00%	0.16%	1.40%	3.41%	7.92%	2.86%

RMBS SUBPRIME	40,262	37.12%	2.07%	8.11%	5.56%	5.05%	3.44%	12.89%	0.00%	0.01%	2.48%	2.61%	20.55%	11.47%

CMBS	23,271	21.46%	15.88%	0.99%	1.25%	2.38%	0.51%	0.12%	0.33%	0.08%	5.73%	3.55%	2.77%	9.33%

CDO	10,196	9.40%	1.27%	1.61%	1.37%	1.04%	0.66%	3.41%	0.04%	0.00%	0.32%	1.12%	3.20%	4.76%

OTHER	5,357	4.94%	1.18%	1.06%	1.38%	1.23%	0.02%	0.06%	0.01%	0.12%	0.24%	0.86%	1.46%	2.26%

Total	$108,452	100.00%	35.52%	15.22%	12.31%	11.72%	5.58%	19.26%	0.39%	0.45%	12.56%	13.92%	39.26%	33.81%

Triggers and Settlement Alternatives

CDS transactions entered into by counterparties for regulatory capital purposes, together with a number of arbitrage transactions (comprising approximately $47 billion or 38.6 percent of the net notional amount for the arbitrage portfolio at September 30, 2008), have cash-settled structures (see Cash Settlement below) in respect of a basket of reference obligations, where AIGFP’s payment obligations may be triggered by payment shortfalls, bankruptcy and certain other events such as write-downs of the value of underlying assets as further described below. By contrast, under the large majority of CDS transactions in respect of multi-sector CDOs (comprising approximately $57 billion or 46.5 percent of the net notional amount for the arbitrage portfolio at September 30, 2008) AIGFP’s payment obligations are triggered by the occurrence of a non-payment event under a single reference CDO security, and performance is limited to a single payment by AIGFP in return for physical delivery by the counterparty of the reference security. See Physical Settlement below. A number of CDS transactions in respect of CLOs have similar settlement mechanisms. In addition, the arbitrage portfolio includes transactions with a net notional amount of $4.9 billion that allow holders to put securities to AIGFP at par in the event of a failed remarketing of the referenced security. AIGFP cannot currently determine if and when it may be required to perform its obligations in the future including the timing of any future triggering events or the amount of any additional purchases, individually or in the aggregate, that might be required.

Physical Settlement.  For CDS transactions requiring physical settlement, AIGFP is required to pay unpaid principal and accrued interest for the relevant reference obligation in return for physical delivery of such reference obligation by the CDS buyer upon the occurrence of a credit event. After purchasing the reference obligation, AIGFP may sell the security and recover all or a portion of the purchase price paid under the CDS, or hold such security and be entitled to receive subsequent collections of principal and interest. There can be no assurance that the satisfaction of these obligations by AIGFP will not have a material effect on AIG’s liquidity. AIGFP generally is required to settle such a transaction only if the following conditions are satisfied:

•	A “Credit Event” (as defined in the relevant CDS transaction confirmation) must have occurred. In all CDS transactions subject to physical settlement, “Failure to Pay” is specified as a Credit Event and is generally triggered if there is a failure by the issuer under the related CDO to make a payment under the reference obligation (after the expiration of any applicable grace period and, in certain transactions, subject to a nominal non-payment threshold having been met).

In addition, certain of the AIGFP CDSs, with an aggregate net notional amount totaling $7.7 billion, provide credit protection in respect of CDOs that require minimum amounts of collateral to be maintained to support the CDO debt, where the value of such collateral is affected by among other things the ratings of the securities and other obligations comprising such collateral. In the event that the issuer of such a CDO fails to maintain the minimum levels of collateral, an event of default would occur, triggering a right by a specified controlling class of CDO note holders to accelerate the payment of principal and interest on the protected reference obligations. Under certain of the CDSs, upon acceleration of the reference obligations underlying a CDS, AIGFP may be required to purchase such reference obligations for a purchase price equal to unpaid principal and accrued interest of the CDO in settlement of the CDS. As a result of this over-collaterization feature of these CDOs, AIGFP potentially may be required to purchase such CDO securities in settlement of the related CDS sooner than it would be required to if such CDOs did not have an over-collaterization feature. As of November 5, 2008, eight CDOs for which AIGFP had written credit protection on the super senior layer had experienced over-collaterization related events of default. One of these CDOs was accelerated in the second quarter of 2008, and AIGFP extinguished a portion of its CDS obligations by purchasing the protected CDO security for $103 million, which equaled the principal amount

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outstanding related to this CDS. AIGFP extinguished the remainder of its CDS obligations related to this CDO on November 6, 2008 by purchasing the protected CDO security for $59 million, which equaled the remaining principal amount of this CDO security subject to CDS protection. AIGFP’s remaining CDS net notional exposure with respect to CDOs that have experienced over-collateralization events of default was $2.4 billion at November 5, 2008. While AIGFP believes that these defaulted transactions are most likely to result in a payment by AIGFP, AIG cannot estimate the timing of any required payments since the timing of a Credit Event may be outside of AIGFP’s control.

In addition, certain of AIGFP’s CDSs provide credit protection in respect of CDOs that provide if the CDO issuer fails to pay amounts due on classes of CDO securities that rank pari passu with or subordinate to such referenced obligations, an event of default would occur, triggering a right by a specified controlling class of CDO noteholders to accelerate the payment of principal and interest on the protected reference obligations. As in the case of CDOs with the over-collateralization feature, the existence of such an acceleration feature potentially may result in AIGFP being required to purchase the super senior reference obligation in settlement of the related CDS sooner than would be required if such CDO did not have such acceleration feature.

•	The CDS buyer must deliver the reference obligation within a specified period, generally within 30 days. There is no payment obligation if delivery is not made within this period.

•	Upon completion of the physical delivery and payment by AIGFP, AIGFP would be the holder of the relevant reference obligation and have all rights associated with a holder of such securities.

Cash Settlement.  Transactions requiring cash settlement (also known as “pay as you go”) are in respect of protected baskets of reference credits (which may also include single name CDSs in addition to securities and loans) rather than a single reference obligation as in the case of the physically-settled transactions described above. Under these credit default swaps:

•	Each time a “triggering event” occurs a “loss amount” is calculated. A triggering event is generally a failure by the relevant obligor to pay principal of or, in some cases, interest on one of the reference credits in the underlying protected basket. Triggering events may also include bankruptcy of reference credits, write-downs or postponements with respect to interest or to the principal amount of a reference credit payable at maturity. The determination of the loss amount is specific to each triggering event. It can represent the amount of a shortfall in ordinary course interest payments on the reference credit, a write-down in the interest on or principal of such reference credit or any amount postponed in respect thereof. It can also represent the difference between the notional or par amount of such reference credit and its market value, as determined by reference to market quotations.

•	Triggering events can occur multiple times, either as a result of continuing shortfalls in interest or write-downs or postponements on a single reference credit, or as a result of triggering events in respect of different reference credits included in a protected basket. In connection with each triggering event, AIGFP is required to make a cash payment to the buyer of protection under the related CDS only if the aggregate loss amounts calculated in respect of such triggering event and all prior triggering events exceed a specified threshold amount (reflecting AIGFP’s attachment point). In addition, AIGFP is typically entitled to receive amounts recovered, or deemed recovered, in respect of loss amounts resulting from triggering events caused by interest shortfalls, postponements or write-downs on reference credits.

•	To the extent that there are reimbursements received (actual or deemed) by the CDS buyer in respect of prior triggering events, AIGFP will be entitled to receive equivalent amounts from the counterparty to the extent AIGFP has previously made a related payment.

2a-7 Puts.  Included in the multi-sector CDO portfolio are maturity-shortening puts with a net notional amount of $4.9 billion as of September 30, 2008 that allow the holders of the securities issued by certain CDOs to treat the securities as short-term eligible 2a-7 investments under the Investment Company Act of 1940 (2a-7 Puts). The general terms of these transactions differ from those referenced above. Holders of securities are required, in certain circumstances, to tender their securities to the issuers at par. If an issuer’s remarketing agent is unable to resell the securities so tendered, AIGFP must purchase the securities at par as long as the security has not experienced a payment default or certain bankruptcy events with respect to the issuer of such security have not occurred. During the nine-month period ended September 30, 2008, AIGFP repurchased securities with a principal amount of approximately $6.6 billion in connection with these obligations, of which $5.4 billion were funded using existing liquidity facilities. AIGFP repurchased securities with a principal amount of approximately $1.4 billion from September 30, 2008 to October 27, 2008, which were funded using existing liquidity facilities. AIGFP expects to repurchase within the next two years the majority of securities under the remaining 2a-7 Puts having a net notional exposure of $3.5 billion at October 27, 2008. In certain transactions, AIGFP has contracted with third parties to provide liquidity for the purchase of such securities if they are put to AIGFP for up to a three-year period. Such unused liquidity facilities

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totaled $1.7 billion at October 27, 2008. AIG expects to use these facilities to fund future purchases of these securities.

Termination Events.  A majority of the super senior credit default swaps written on multi-sector CDOs provide the counterparties with an additional termination right once AIG’s rating level falls to BBB or Baa. At that level, counterparties have the right to terminate the transactions early. This aggregate net notional amount of such super senior credit default swaps written on multi-sector CDOs is approximately $47.8 billion as of October 27, 2008. If counterparties exercise this right, the contracts provide for the counterparties to be compensated for the cost to replace the trades, or an amount reasonably determined in good faith to estimate the losses the counterparties would incur as a result of the termination of the trades.

Many of the super senior credit default swaps written for regulatory capital relief, having a net notional amount of $130 billion, include triggers that require certain actions to be taken by AIG upon such a downgrade, which, if not taken, will give rise to a right of the counterparties to terminate the swaps. Such actions include posting collateral, transferring the swap or providing a guarantee from a more highly rated entity. Through October 27, 2008, AIGFP has elected to post collateral in such cases, and, as a result, the counterparty has not had the right to terminate the swaps.

Given the level of uncertainty in estimating both the number of counterparties who may elect to exercise their right to terminate and the payment that may be triggered in connection with any such exercise, AIG is unable to reasonably estimate the aggregate amount that it would be required to pay under the super senior credit default swaps in the event of any such downgrade.

Collateral

Most of AIGFP’s credit default swaps are subject to collateral posting provisions. These provisions differ among counterparties and asset classes. Although AIGFP has collateral posting obligations associated with both regulatory capital relief transactions and arbitrage transactions, the large majority of these obligations are associated with arbitrage transactions in respect of multi-sector CDOs.

The collateral arrangements in respect of the multi-sector CDO, regulatory capital and corporate arbitrage transactions are nearly all documented under a Credit Support Annex (CSA) to an International Swaps and Derivatives Association, Inc (ISDA) Master Agreement (Master Agreement). The Master Agreement and CSA forms are standardized form agreements published by the ISDA, which market participants have adopted as the primary contractual framework for various kinds of derivatives transactions, including CDS. The Master Agreement and CSA forms are designed to be customized by counterparties to accommodate their particular requirements for the anticipated types of swap transactions to be entered into. Elective provisions and modifications of the standard terms are negotiated in connection with the execution of these documents. The Master Agreement and CSA permit any provision contained in these documents to be further varied or overridden by the individual transaction confirmations, providing flexibility to tailor provisions to accommodate the requirements of any particular transaction. A CSA, if agreed by the parties to a Master Agreement, supplements and forms part of the Master Agreement and contains provisions (among others) for the valuation of the covered transactions, the delivery and release of collateral, the types of acceptable collateral, the grant of a security interest (in the case of a CSA governed by New York law) or the outright transfer of title (in the case in a CSA governed by English law) in the collateral that is posted, the calculation of the amount of collateral required, the valuation of the collateral provided, the timing of any collateral demand or return, dispute mechanisms, and various other rights, remedies and duties of the parties with respect to the collateral provided.

In general, each party has the right under a CSA to act as the “Valuation Agent” and initiate the calculation of the exposure of one party to the other (Exposure) in respect of transactions covered by the CSA. The valuation calculation may be performed daily, weekly or at some other interval, and the frequency is one of the terms negotiated at the time the CSA is signed. The definition of Exposure under a standard CSA is the amount that would be payable to one party by the other party upon a hypothetical termination of that transaction. This amount is determined, in most cases, by the Valuation Agent using its estimate of mid-market quotations (i.e., the average of hypothetical bid and ask quotations) of the amounts that would be paid for a replacement transaction. AIGFP determines Exposure typically by reference to the mark-to-market valuation of the relevant transaction produced by its systems and specialized models. Exposure amounts are typically determined for all transactions under a Master Agreement (unless the parties have specifically agreed to exclude certain transactions, not to apply the CSA or to set a specific transaction Exposure to zero). The aggregate Exposure less the value of collateral already held by the relevant party (and following application of certain thresholds) results in a net exposure amount (Delivery Amount). If this amount is a positive number, then the other party must deliver collateral with a value equal to the Delivery Amount. Under the standard CSA, the party not acting as Valuation Agent for any particular Exposure calculation may dispute the Valuation Agent’s calculation of the Delivery Amount. If the parties are unable to resolve this dispute, the terms of the standard CSA provide that the Valuation Agent is required to recalculate Exposure using, in substitution for the disputed Exposure amounts, the average of actual quotations at mid-market from four leading dealers in the relevant market.

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Regulatory Capital Transactions

As of September 30, 2008, approximately 27 percent of AIGFP’s regulatory capital transactions (measured by net notional amount) were subject to a CSA. In other transactions, which represent approximately 39 percent of the total net notional amount of the outstanding regulatory capital transactions, AIGFP is obligated to put a CSA or alternative collateral arrangement in place if AIG’s ratings fall below certain levels (typically, AA-/Aa3). In light of the rating actions taken in respect of AIG on September 15, 2008, AIGFP has implemented a CSA or alternative collateral arrangement in a large majority of these transactions. In some cases, AIGFP may not reach agreement with a counterparty on the terms of a collateral arrangement, and as a result, the counterparty may be entitled to terminate the transaction. In general, each regulatory capital transaction is subject to a stand-alone Master Agreement or similar agreement, which means that aggregate Exposure for the given Master Agreement or similar agreement is calculated only with reference to a single transaction.

There are diverse mechanisms for calculating Exposure in these transactions. A small minority relies on the standard CSA approach described above under “Collateral”; the large majority uses a formula to calculate Exposure. In most cases, the formula is unique to that transaction or counterparty. These unique formulas typically depend on either credit ratings (including the ratings of AIG and, in some cases, the ratings of notes that have been issued with respect to different tranches of the transaction), rating agency expected loss models, or changes in spreads on identified credit indices (but do not depend on the value of any underlying reference obligations).

Arbitrage Portfolio — Multi-Sector CDOs

In the large majority of the CDS transactions in respect of multi-sector CDOs, the standard CSA provisions for the calculation of Exposure have been modified, with the Exposure amount determined pursuant to an agreed formula that is based on the difference between the net notional amount of such transaction and the market value of the relevant underlying CDO security, rather than the replacement value of the transaction. In cases where a formula is utilized, a transaction-specific threshold is generally factored into the calculation of Exposure, which reduces the amount of collateral required to be posted. These thresholds typically vary based on the credit ratings of AIG and/or the reference obligations, with greater posting obligations arising in the context of lower ratings. For the large majority of counterparties to these transactions, the Master Agreement and CSA cover non-CDS transactions (e.g., interest rate and cross currency swap transactions) as well as CDS transactions.

Arbitrage Portfolio — Corporate Debt/CLOs

Almost all of AIGFP’s corporate arbitrage transactions are subject to CSAs. Approximately 47 percent (measured by net notional amount) of these transactions contain no special collateral posting provisions, but are subject to a Master Agreement that includes a CSA. These transactions are treated the same as other trades subject to the same Master Agreement and CSA, with the calculation of collateral in accordance with the standard CSA procedures outlined above. Approximately 53 percent (measured by net notional amount) of these transactions, although subject to a Master Agreement and CSA, have specific valuation and threshold provisions. These thresholds are typically based on a combination of the credit rating of AIG and a Moody’s model rating of the transaction (and not based on the value of any underlying reference obligations). Thus, as long as AIG maintains a rating above a specified threshold and the Moody’s model of the underlying transaction exceeds a specified rating, the collateral provisions do not apply.

Collateral Calls

AIGFP has received collateral calls from counterparties in respect of certain super senior credit default swaps, of which a large majority relate to multi-sector CDOs. To a significantly lesser extent, AIGFP has also received collateral calls in respect of certain super senior credit default swaps entered into by counterparties for regulatory capital relief purposes and in respect of corporate debt/CLOs. Frequently, valuation estimates made by counterparties with respect to certain super senior credit default swaps or the underlying reference CDO securities, for purposes of determining the amount of collateral required to be posted by AIGFP in connection with such instruments, have differed, at times significantly, from AIGFP’s estimates. In almost all cases, AIGFP has been able to successfully resolve the differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of these collateral calls, AIGFP may engage in discussions with one or more counterparties in respect of these differences at any time. As of September 30, 2008, AIGFP had either agreed to post or posted collateral based on exposures, calculated in respect of super senior credit default swaps, in an aggregate net amount of $32.8 billion. Valuation estimates made by counterparties for collateral purposes were, like any other third-party valuation, considered in the determination of the fair value estimates of AIGFP’s super senior credit default swap portfolio.

Through June 30, 2007, AIGFP had not received any collateral calls related to this credit default swap portfolio. Since that date and through October 27, 2008, counterparties have made large collateral calls against AIGFP, in particular related to the multi-sector CDO portfolio. This was largely driven by deterioration in the market value of the reference obligations. As of July 31, 2008, AIGFP had either agreed to

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post or posted collateral based on exposures, calculated in respect of super senior credit default swaps, in an aggregate net amount of $16.5 billion. Since that date and up to November 5, 2008, AIG has agreed to post or posted an additional $23.4 billion, for a total of $39.9 billion, resulting from continued deterioration in the market valuation of the referenced obligations, rating downgrades of reference obligations and the downgrade of AIG’s ratings. The amount of future collateral posting requirements is a function of AIG’s credit ratings, the rating of the reference obligations and any further decline in the market value of the relevant reference obligations, with the latter being the most significant factor. Given the severe market disruption, lack of observable data and the uncertainty regarding the potential effects on market prices of the TARP and other measures recently undertaken by the federal government to address the credit market disruption, AIGFP is unable to reasonably estimate the amounts of collateral that it would be required to post. The maximum amount of collateral that AIGFP could be required to post is the net notional amount of the super senior credit default swap portfolio.

Models and Modeling

AIGFP values its credit default swaps written on the most senior (super senior) risk layers of designated pools of debt securities or loans using internal valuation models, third-party prices and market indices. The principal market was determined to be the market in which super senior credit default swaps of this type and size would be transacted, or have been transacted, with the greatest volume or level of activity. AIG has determined that the principal market participants, therefore, would consist of other large financial institutions who participate in sophisticated over-the-counter derivatives markets. The specific valuation methodologies vary based on the nature of the referenced obligations and availability of market prices.

The valuation of the super senior credit derivatives continues to be challenging given the limitation on the availability of market observable information due to the lack of trading and price transparency in the structured finance market, particularly during and since the fourth quarter of 2007. These market conditions have increased the reliance on management estimates and judgments in arriving at an estimate of fair value for financial reporting purposes. Further, disparities in the valuation methodologies employed by market participants and the varying judgments reached by such participants when assessing volatile markets have increased the likelihood that the various parties to these instruments may arrive at significantly different estimates as to their fair values.

AIGFP’s valuation methodologies for the super senior credit default swap portfolio have evolved in response to the deteriorating market conditions and the lack of sufficient market observable information. AIG has sought to calibrate the model to available market information and to review the assumptions of the model on a regular basis.

Arbitrage Portfolio — Multi-Sector CDOs

The underlying assumption of the valuation methodology for AIGFP’s credit default swap portfolio wrapping multi-sector CDOs is that, to be willing to assume the obligations under a credit default swap, a market participant would require payment of the full difference between the cash price of the underlying tranches of the referenced securities portfolio and the net notional amount specified in the credit default swap.

AIGFP uses a modified version of the Binomial Expansion Technique (BET) model to value its credit default swap portfolio written on super senior tranches of CDOs of ABS, including the 2a-7 Puts. The BET model was developed in 1996 by a major rating agency to generate expected loss estimates for CDO tranches and derive a credit rating for those tranches, and has been widely used ever since.

AIG selected the BET model for the following reasons:

•	it is known and utilized by other institutions;

•	it has been studied extensively, documented and enhanced over many years;

•	it is transparent and relatively simple to apply;

•	the parameters required to run the BET model are generally observable; and

•	it can easily be modified to use probabilities of default and expected losses derived from the underlying collateral securities market prices instead of using rating-based historical probabilities of default.

The BET model has certain limitations. A well known limitation of the BET model is that it can understate the expected losses for super senior tranches when default correlations are high. The model uses correlations implied from diversity scores which do not capture the tendency for correlations to increase as defaults increase. Recognizing this concern, AIG tested the sensitivity of the valuations to the diversity scores. The results of the testing demonstrated that the valuations are not very sensitive to the diversity scores because the expected losses generated from the prices of the collateral pool securities are currently high, breaching the attachment point in most transactions. Once the attachment point is breached by a sufficient amount, the diversity scores, and their implied correlations, are no longer a significant driver of the valuation of a super senior tranche.

AIGFP has adapted the BET model to estimate the price of the super senior risk layer or tranche of the CDO. AIG modified the BET model to imply default probabilities from market prices for the underlying securities and not from rating agency assumptions. To generate the estimate, the model uses the prices for the securities comprising the portfolio of a CDO as an input and converts those prices to credit spreads over current LIBOR-based interest rates. These credit spreads are used to determine implied probabilities of default and

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expected losses on the underlying securities. This data is then aggregated and used to estimate the expected cash flows of the super senior tranche of the CDO.

The application of the modified BET model involves the following steps for each individual super senior tranche of a CDO in the portfolio:

1)	Calculation of the cash flow pattern that matches the weighted average life for each underlying security of the CDO;

2)	Calculation of an implied credit spread for each security from the price and cash flow pattern determined in step 1. This is an arithmetic process which converts prices to yields (similar to the conversion of United States Treasury security prices to yields), and then subtracts LIBOR-based interest rates to determine the credit spreads;

3)	Conversion of the credit spread into its implied probability of default. This also is an arithmetic process that determines the assumed level of default on the security that would equate the present value of the expected cash flows discounted at a risk free rate with the present value of the contractual cash flows discounted using LIBOR-based interest rates plus the credit spreads;

4)	Generation of expected losses for each underlying security using the probability of default and recovery rate;

5)	Aggregation of the cash flows for all securities to create a cash flow profile of the entire collateral pool within the CDO;

6)	Division of the collateral pool into a number of hypothetical independent identical securities based on the CDO’s diversity score so that the cash flow effects of the portfolio can be mathematically aggregated properly. The purpose of dividing the collateral pool into hypothetical securities is a simplifying assumption used in all BET models as part of a statistical technique that aggregates large amounts of homogeneous data;

7)	Simulation of the default behavior of the hypothetical securities using a Monte Carlo simulation and aggregation of the results to derive the effect of the expected losses on the cash flow pattern of the super senior tranche taking into account the cash flow diversion mechanism of the CDO;

8)	Discounting of the expected cash flows determined in step 7 using LIBOR-based interest rates to estimate the value of the super senior tranche of the CDO; and

9)	Adjustment of the model value for the super senior multi-sector CDO credit default swap for the effect of the risk of non-performance by AIG using the credit spreads of AIG available in the marketplace and considering the effects of collateral and master netting arrangements.

AIGFP employs a Monte Carlo simulation in step 7 above to assist in quantifying the effect on the valuation of the CDO of the unique aspects of the CDO’s structure such as triggers that divert cash flows to the most senior part of the capital structure. The Monte Carlo simulation is used to determine whether an underlying security defaults in a given simulation scenario and, if it does, the security’s implied random default time and expected loss. This information is used to project cash flow streams and to determine the expected losses of the portfolio.

In addition to calculating an estimate of the fair value of the super senior CDO security referenced in the credit default swaps using its internal model, AIGFP also considers the price estimates for the super senior CDO securities provided by third parties, including counterparties to these transactions, to validate the results of the model and to determine the best available estimate of fair value. In determining the fair value of the super senior CDO security referenced in the credit default swaps, AIGFP uses a consistent process which considers all available pricing data points and eliminates the use of outlying data points. When pricing data points are within a reasonable range an averaging technique is applied.

The following table presents the net notional amount and fair value derivative liability of the multi-sector super senior credit default swap portfolio using AIGFP’s fair value methodology at September 30, 2008:

		Fair Value
	Net	Derivative Liability at
	Notional	September 30,
(in millions)	Amount	2008

BET model	$9,010	$3,920
Third party price	21,050	9,297
Average of BET model and third party price	36,966	15,185
Other	4,618	1,805

Total	$71,644	$30,207

The fair value derivative liability of $30.2 billion recorded on AIGFP’s super senior multi-sector CDO credit default swap portfolio represents the cumulative change in fair value of these derivatives, which represents AIG’s best estimate of the amount it would need to pay to a willing, able and knowledgeable third party to assume the obligations under AIGFP’s super senior multi-sector credit default swap portfolio as of September 30, 2008.

Arbitrage Portfolio — Corporate Debt/CLOs

The valuation of credit default swaps written on portfolios of investment-grade corporate debt and CLOs is less complex than the valuation of super senior multi-sector CDO credit default swaps and the valuation inputs are more transparent and readily available.

In the case of credit default swaps written on portfolios of investment-grade corporate debt, AIGFP estimates the fair value of its obligations by comparing the contractual premium of each contract to the current market levels of the

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senior tranches of comparable credit indices, the iTraxx index for European corporate issuances and the CDX index for U.S. corporate issuances. These indices are considered reasonable proxies for the referenced portfolios. In addition, AIGFP compares these valuations to third party prices and makes adjustments as necessary to determine the best available estimate of fair value.

AIGFP estimates the fair value of its obligations resulting from credit default swaps written on CLOs to be equivalent to the par value less the current market value of the referenced obligation. Accordingly, the value is determined by obtaining third-party quotes on the underlying super senior tranches referenced under the credit default swap contract.

No assurance can be given that the fair value of AIGFP’s arbitrage credit default swap portfolio would not change materially if other market indices or pricing sources were used to estimate the fair value of the portfolio.

Regulatory Capital Portfolio

In the case of credit default swaps written to facilitate regulatory capital relief, AIGFP estimates the fair value of these derivatives by considering observable market transactions. The transactions with the most observability are the early terminations of these transactions by counterparties. AIG expects that the majority of these transactions will be terminated within the next 6 to 18 months by AIGFP’s counterparties. From January 1, 2008 through September 30, 2008, $94.9 billion in net notional exposures have been terminated. Since that date and through October 27, 2008, $4.5 billion in net notional exposures have been terminated. AIGFP has not been required to make any payments as part of these terminations and in certain cases was paid a fee upon termination. In all cases, terminations were initiated by the counterparties prior to the transactions maturing. AIGFP also considers other market data, to the extent relevant and available.

In light of early termination experience to date and after other analyses, AIG determined that there was no unrealized market valuation adjustment for this regulatory capital relief portfolio for the nine-month period ended September 30, 2008 other than for one transaction where AIGFP believes the counterparty is no longer using the transaction to obtain regulatory capital relief. During the second quarter of 2008, a regulatory capital relief transaction with a net notional amount of $1.6 billion and a fair value loss of $125 million was not terminated as expected when it no longer provided regulatory capital benefit to the counterparty. This transaction provided protection on an RMBS, unlike the other regulatory transactions, which provide protection on loan portfolios held by the counterparties. The documentation for this transaction contains provisions not included in AIGFP’s other regulatory capital relief transactions, which enable the counterparty to arbitrage a specific credit exposure.

AIG will continue to assess the valuation of this portfolio and monitor developments in the marketplace. Given the significant deterioration in the credit markets and the risk that AIGFP’s expectations with respect to the termination of these transactions by its counterparties may not materialize, there can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods, and recognition of even a small percentage decline in the fair value of this portfolio could be material to AIG’s consolidated results of operations for an individual reporting period or to AIG’s consolidated financial condition.

Key Assumptions Used in the BET model — Multi-Sector CDOs

The most significant assumption used in the BET model is the pricing of the individual securities within the CDO collateral pools. The following table summarizes the gross transactional notional weighted average price at June 30, 2008 and September 30, 2008, by ABS category.

	Gross
	Transaction	Gross
	Notional	Transaction
	Weighted	Notional
	Average Price	Weighted
	September 30,	Average Price
ABS Category	2008	June 30, 2008

RMBS Prime	71.54%	81.23%
RMBS Alt-A	46.12	58.06
RMBS Subprime	38.83	48.44
CMBS	81.40	87.46
CDOs	29.83	32.24
Other	78.36	85.03

Total	52.33%	60.38%

The decrease in the weighted average prices reflects continued deterioration in the markets for RMBS and CMBS and further downgrades in RMBS and CMBS credit ratings.

Prices for the individual securities held by a CDO are obtained in most cases from the CDO collateral managers, to the extent available. For the quarter ended September 30, 2008, CDO collateral managers provided market prices for approximately 70 percent of the underlying securities. When a price for an individual security is not provided by a CDO collateral manager, AIGFP derives the price through a pricing matrix using prices from CDO collateral managers for similar securities. Matrix pricing is a mathematical technique used principally to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the relationship of the security to other benchmark quoted securities. Substantially all of the CDO collateral managers who provided prices used dealer prices for all or part of the underlying securities, in some cases supplemented by third party pricing services.

The BET model also uses diversity scores, weighted average lives, recovery rates and discount rates. The determination of some of these inputs requires the use of judgment

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and estimates, particularly in the absence of market observable data. Diversity scores (which reflect default correlations between the underlying securities of a CDO) are obtained from CDO trustees or implied from default correlations. Weighted average lives of the underlying securities are obtained, when available, from external subscription services such as Bloomberg and Intex and, if not available, AIGFP utilizes an estimate reflecting known weighted average lives. Collateral recovery rates are obtained from the multi-sector CDO recovery data of a major rating agency. AIGFP utilizes a LIBOR-based interest rate curve to derive its discount rates.

AIGFP employs similar control processes to validate these model input as those used to value AIG’s investment portfolio as described in Critical Accounting Estimates — Fair Value Measurements of Certain Financial Assets and Liabilities — Overview. The effects of the adjustments resulting from the validation process were de minimis for each period presented.

Valuation Sensitivity — Arbitrage Portfolio

Multi-Sector CDOs

AIG utilizes sensitivity analyses that estimate the effects of using alternative pricing and other key inputs on AIG’s calculation of the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio. While AIG believes that the ranges used in these analyses are reasonable, given the current difficult market conditions, AIG is unable to predict which of the scenarios is most likely to occur. Actual results in any period are likely to vary, perhaps materially, from the modeled scenarios, and there can be no assurance that the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio will be consistent with any of the sensitivity analyses.

For the purposes of estimating sensitivities for the super senior multi-sector CDO credit default swap portfolio, the change in valuation derived using the BET model is used to estimate the change in the fair value of the derivative liability. As mentioned above, the most significant assumption used in the BET model is the pricing of the securities within the CDO collateral pools. If the actual pricing of the securities within the collateral pools differs from the pricing used in estimating the fair value of the super senior credit default swap portfolio, there is potential for material variation in the fair value estimate. A decrease by five points (for example, from 87 cents per dollar to 82 cents per dollar) in the aggregate price of the underlying collateral securities would increase the fair value derivative liability by approximately $3.7 billion, while an increase in the aggregate price of the underlying collateral securities by five points (for example, from 90 cents per dollar to 95 cents per dollar) would reduce the fair value derivative liability by approximately $3.8 billion. Any further declines in the value of the underlying collateral securities held by a CDO will similarly affect the value of the super senior CDO securities given their significantly depressed valuations. Given the current difficult market conditions, AIG cannot predict reasonably likely changes in the prices of the underlying collateral securities held within a CDO at this time.

The following table presents other key inputs used in the BET model, and the potential increase (decrease) to the fair value of the derivative liability at September 30, 2008 corresponding to changes in these key inputs:

Increase
(Decrease) To
Fair Value
(in millions)	Derivative Liability

Weighted average lives
Effect of an increase of 1 year	$426
Effect of a decrease of 1 year	(968)
Recovery rates
Effect of an increase of 10%	(21)
Effect of a decrease of 10%	119
Diversity scores
Effect of an increase of 5	(80)
Effect of a decrease of 5	207
Discount curve
Effect of an increase of 100 basis points	158

These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the key inputs will not exceed, perhaps significantly, the ranges assumed by AIG for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these key inputs can be interpolated or extrapolated from the results set forth above.

Corporate Debt

The following table represents the relevant market credit indices and index CDS maturity used to estimate the sensitivity for the credit default swap portfolio written on investment-grade corporate debt and the estimated increase (decrease) to the fair value of the derivative liability at September 30, 2008 corresponding to changes in these market credit indices and maturity:

	Increase
	(Decrease) To
	Fair Value
(in millions)	Derivative Liability

CDS maturity (in years)	5	7	10
CDX Index
Effect of an increase of 10 basis points	$(19)	$(46)	$(9)
Effect of a decrease of 10 basis points	19	46	9
iTraxx Index
Effect of an increase of 10 basis points	(9)	(32)	(7)
Effect of a decrease of 10 basis points	9	32	7

These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the indices and maturity will not exceed, perhaps significantly, the ranges assumed by AIGFP for purposes of the above

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analysis. No assumption should be made that results calculated from the use of other changes in these indices and maturity can be interpolated or extrapolated from the results set forth above.

Stress Testing of Potential Realized Credit Losses — Multi-Sector CDOs

In addition to performing sensitivity analyses around the valuation of the AIGFP super senior credit default swap portfolio, AIG performed a roll rate analysis to stress the AIGFP super senior multi-sector CDO credit default swap portfolio for potential pre-tax realized credit losses without taking into consideration either sales of securities or early terminations of the contracts. Credit losses represent the shortfall of principal and/or interest cash flows on the referenced super senior risk layers underlying the portfolio.

Two scenarios illustrated in this process resulted in potential pre-tax realized credit losses of approximately $7.8 billion (Scenario A) and approximately $12.0 billion (Scenario B). Comparable amounts at June 30, 2008 were $5.0 billion and $8.5 billion, respectively. At September 30, 2008, AIG used the same set of roll rate and loss severity assumptions in its roll rate analysis as those used at June 30, 2008. However, the estimated potential credit losses illustrated by Scenarios A and B increased significantly over the amounts reported at June 30, 2008. The increases in the estimated potential credit losses were principally attributable to three factors:

•	approximately $1.5 billion in each scenario was attributable to the increase in the LIBOR interest rate, caused by tight money market conditions, which increased the modeled amounts of cash flow diversion to lower rated tranches within the multi-sector CDOs;

•	approximately $600 million in scenario A and $700 million in scenario B were attributable to enhancements used in the analysis to reflect more accurately the attributes of the portfolio; and

•	approximately $600 million in scenario A and $1.2 billion in scenario B were due to larger actual delinquencies in the performing mortgage pools and greater credit deterioration in other collateral securities.

Other factors, such as applying the pool losses determined based on the above factors up through the capital structures of the RMBS as well as the cash flow waterfall effects within the CDOs, account for the remainder of the increase.

The significant assumptions for subprime mortgages used in Scenario A are provided below. Scenario B illustrates the effect of a 20 percent relative increase (but not in excess of 100 percent) in all Scenario A roll rate default frequency assumptions and in all Scenario A loss severity assumptions across all mortgage collateral (for example, 60 percent increased to 72 percent). Actual ultimate realized credit losses are likely to vary, perhaps materially, from these scenarios, and there can be no assurance that the ultimate realized credit losses related to the AIGFP super senior multi-sector CDO credit default swap portfolio will be consistent with either scenario or that such realized credit losses will not exceed the potential realized credit losses illustrated by Scenario B.

In the second quarter of 2008, AIG stressed the AIGFP super senior multi-sector CDO credit default swap portfolio using the roll rate analysis enhanced to apply to all RMBS collateral including subprime, Alt-A and prime residential mortgages that comprise the subprime, Alt-A and prime RMBS. This analysis assumed that certain percentages of actual delinquent mortgages will roll into default and foreclosure. It also assumed that certain percentages of non-delinquent mortgages will become delinquent and default over time, with those delinquency percentages depending on the age of the mortgage pool. To those assumed defaults AIG applied loss severities (one minus recovery) to derive estimated ultimate losses for each mortgage pool comprising a subprime, Alt-A and prime RMBS. Because subprime, Alt-A and prime RMBS have differing characteristics, the roll rates and loss severities differed. AIG then estimated tranche losses from these roll rate losses by applying the pool losses up through the capital structure of the RMBS. In this estimate of tranche losses, AIG introduced in the second quarter of 2008 an enhancement to the roll rate analysis to take into account the cash flow waterfall and to capture the potential effects, both positive and negative, of cash flow diversion within each CDO. To these estimated subprime, Alt-A and prime RMBS losses AIG added estimated credit losses on the inner CDOs and other ABS, such as CMBS, credit card and auto loan ABS held by the CDOs, calculated by using rating-based static percentages, in the case of inner CDOs varying by vintage and type of CDO, and, in the case of other ABS, by rating. In addition to the foregoing, the analysis incorporates the effects of certain other factors such as mortgage prepayment rates, excess spread and delinquency triggers.

Subprime RMBS comprise the majority of collateral securities within the multi-sector CDOs. Given adverse real estate market conditions, subprime mortgage losses comprise the largest percentage of AIG’s pre-tax credit impairment losses in scenarios A and B.

The roll rate analysis, as mentioned above, consists of projecting credit losses by projecting mortgage defaults and applying loss severities to these defaults. Mortgage defaults are estimated by applying roll rate frequencies to each segment of existing delinquent mortgages and by using loss timing curves to forecast future defaults from currently performing mortgages.

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The roll rate default frequency assumptions for subprime mortgages by vintage used in the scenario A roll rate analysis are as follows:

	Pre-
Segment	2005	2005	2006	2007

30+ days delinquent	60%	70%	80%	80%
60+ days delinquent	70%	80%	80%	80%
90+ days delinquent + borrower bankruptcies	70%	80%	90%	90%
Foreclosed/REO mortgages	100%	100%	100%	100%

The subprime mortgage loss severity assumptions by vintage used in the scenario A roll rate analysis are as follows:

Pre 2H 2004	2H 2004	1H 2005	2H 2005	2006/2007

50%	50%	55%	55%	60%

Prior to June 30, 2008, AIG conducted risk analyses of the AIGFP super senior multi-sector CDO credit default swap portfolio using certain ratings-based static stress tests, which centered around scenarios of further stress on the portfolio resulting from downgrades by the rating agencies from current levels on the underlying collateral in the CDO structures supported by AIGFP’s credit default swaps. During the first quarter of 2008, AIG developed and implemented its roll rate analysis. Commencing in the second quarter of 2008, AIG discontinued use of the rating-based static stress test and used only the roll rate stress test because it believed that the roll rate stress test provided a more reasonable methodology to illustrate potential realized credit losses than the rating-based static stress test used previously.

Due to the dislocation in the market for CDO and RMBS collateral, AIG does not use the market values of the underlying CDO collateral in estimating its potential realized credit losses. The use of factors derived from market-observable prices in models used to determine the estimates for future realized credit losses could result in materially higher estimates of potential realized credit losses.

Under the terms of most of these credit derivatives, credit losses to AIG would generally result from the credit impairment of the referenced obligations that AIG would acquire in extinguishing its swap obligations. Other types of analyses or models could result in materially different estimates. AIG is aware that other market participants have used different assumptions and methodologies to estimate the potential realized credit losses on AIGFP’s super senior multi-sector CDO credit default swap portfolio, resulting in significantly higher estimates than those resulting from AIG’s roll rate stress testing scenarios. Actual ultimate realized credit losses are likely to vary, perhaps materially, from AIG’s roll rate stress testing scenarios, and there can be no assurance that the ultimate realized credit losses related to the AIGFP super senior multi-sector CDO credit default swap portfolio will be consistent with either scenario or that such realized credit losses will not exceed the potential realized credit losses illustrated by Scenario B.

The potential realized credit losses illustrated in Scenarios A and B are lower than the $30.2 billion fair value derivative liability of AIGFP’s super senior multi-sector CDO credit default swap portfolio at September 30, 2008. The fair value of AIGFP’s super senior multi-sector CDO credit default swap portfolio is based upon fair value accounting principles, which rely on third-party prices for both the underlying collateral securities and the CDOs that AIGFP’s super senior credit default swaps wrap. These prices currently incorporate liquidity premiums, risk aversion elements and credit risk modeling, which in some instances may use more conservative assumptions than those used by AIG in its roll rate stress testing. Due to the ongoing disruption in the U.S. residential mortgage market and credit markets and the downgrades of RMBS and CDOs by the rating agencies, the market continues to lack transparency around the pricing of these securities. These prices are not necessarily reflective of the ultimate potential realized credit losses AIGFP could incur in the future related to the AIGFP super senior multi-sector CDO credit default swap portfolio, and AIG believes they incorporate a significant amount of market-driven risk aversion.

Other derivatives. Valuation models that incorporate unobservable inputs initially are calibrated to the transaction price. Subsequent valuations are based on observable inputs to the valuation model (e.g., interest rates, credit spreads, volatilities, etc.). Model inputs are changed only when corroborated by market data.